CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Maximum Aggregate Offering Price	Amount of Registration Fee
Class A Common Stock	$264,867,423	$10,409.29

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-138855

Prospectus Supplement to Prospectus dated November 21, 2006.

6,442,721 Shares

Class A Common Stock

All of the shares of Lazard Ltd Class A common stock in this offering are being sold by the selling shareholders identified in this prospectus supplement. Lazard Ltd will not receive any proceeds from the sale of shares of its Class A common stock being sold by the selling shareholders. In connection with this offering, Lazard Group LLC has agreed to purchase an additional 715,858 shares of Lazard Ltd Class A common stock from the selling shareholders through Goldman, Sachs & Co., as agent, at the public offering price specified below less the underwriting discount. This purchase by Lazard Group LLC is conditioned upon the closing of this offering.

Lazard Ltd’s Class A common stock is listed on the New York Stock Exchange under the symbol “LAZ”. The last reported sale price of Lazard Ltd Class A common stock on September 3, 2008 was $38.35 per share.

See “Risk Factors” on page S-12 of this prospectus supplement, page 4 of the accompanying prospectus, and “Item 1A. Risk Factors” on page 15 of our Annual Report on Form 10-K for the year ended December 31, 2007 to read about factors you should consider before buying shares of Lazard Ltd Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$37.00	$238,380,677
Underwriting discount	$1.3875	$8,939,275
Proceeds, before expenses, to selling shareholders from this offering	$35.6125	$229,441,402

To the extent that the underwriters sell more than 6,442,721 shares of Lazard Ltd Class A common stock, the underwriters have the option to purchase up to an additional 715,858 shares of Lazard Ltd Class A common stock from the selling shareholders. To the extent that this option is not exercised in full, Lazard Group LLC, through Goldman, Sachs & Co., as agent, has agreed to separately purchase from the selling shareholders, at the public offering price less the underwriting discount, all of those shares covered by the option and not purchased pursuant to the option.

The underwriters expect to deliver the shares against payment in New York, New York on September 9, 2008.

Goldman, Sachs & Co.	Lazard Capital Markets

Prospectus Supplement dated September 3, 2008.

Prospectus Supplement

Prospectus

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement and the accompanying prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement or the accompanying prospectus is current only as of its date.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and the securities offered hereby. The second part is the accompanying prospectus, which gives more general information and includes disclosures that may apply if at some time in the future we were to sell debt securities, preference shares, warrants, stock purchase contracts or units or Class A common stock. Accordingly, the accompanying prospectus contains certain data that does not apply to this offering. Generally, unless we specify otherwise, when we refer only to the “prospectus,” we are referring to both parts combined.

If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement. This prospectus supplement, the accompanying prospectus and the documents incorporated into each by reference include important information about us, the shares being offered and other information you should know before investing. You should read this prospectus supplement and the accompanying prospectus together with additional information described under the heading “Where You Can Find More Information” before investing in our Class A common stock, which we refer to in this prospectus supplement as our “common stock.”

In this prospectus supplement, unless the context otherwise requires, the terms:

•

“Lazard,” “we,” “our,” “us,” and the “Company” refer to Lazard Ltd, a Bermuda exempted company whose shares of common stock are publicly traded on the New York Stock Exchange under the symbol “LAZ”, and its subsidiaries, including Lazard Group.

•

“Lazard Group,” refers to Lazard Group LLC, a Delaware limited liability company that is the holding company for the subsidiaries that conduct Lazard’s business (which includes all of the businesses, subsidiaries, assets and liabilities of Lazard Ltd and Lazard Group, which we refer to in this prospectus supplement as “our business”).

We prepare our financial statements in United States dollars and prepare our financial statements, including all of the financial statements incorporated or referenced in this prospectus supplement, in conformity with accounting principles generally accepted in the United States, or “U.S. GAAP.” We have a fiscal year end of December 31. In this prospectus supplement, except where otherwise indicated, references to “$” or “dollars” are to the lawful currency of the United States.

The Lazard logo and the other trademarks, trade names and service marks of Lazard mentioned in this prospectus supplement, including Lazard®, are the property of, and are used with the permission of, our subsidiaries.

You should rely only on the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and accompanying prospectus. We have not authorized anyone to provide you with different information. The distribution of this prospectus supplement or the accompanying prospectus and sale of these securities in certain jurisdictions may be restricted by law. Persons in possession of this prospectus supplement or the accompanying prospectus are required to inform themselves about and observe any such restrictions. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition, results of operations and prospects may have changed since that date.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the United States Securities and Exchange Commission (“SEC”). You may read and copy any document the Company files at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549, U.S.A. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s internet site at http://www.sec.gov.

We maintain an Internet site at http://www.lazard.com. Our websites and the information contained on those sites or connected to those sites, are not incorporated into this prospectus supplement, and you should not rely on any such information in making your decision whether to purchase our common stock.

We are “incorporating by reference” into this prospectus supplement specific documents that we have filed with the SEC, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus supplement. Information that we file subsequently with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, and any future documents that we file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (which we refer to in this prospectus supplement as the “Exchange Act”), until the termination of the offerings of all of the common stock covered by this prospectus supplement have been completed. This prospectus supplement is part of a registration statement filed with the SEC.

We are “incorporating by reference” into this prospectus supplement the following documents filed with the SEC (excluding any portions of such documents that have been “furnished” but not “filed” for purposes of the Exchange Act):

•	Lazard Ltd’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed on February 28, 2008 (“Annual Report on Form 10-K”);

•	Lazard Ltd’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008 and June 30, 2008, filed on May 9, 2008 and August 1, 2008, respectively (each, a “Quarterly Report on Form 10-Q”);

•	Lazard Ltd’s Proxy Statement on Schedule 14A, filed on March 24, 2008 (“Proxy Statement”);

•	Lazard Ltd’s Current Reports on Form 8-K filed on February 1, 2008, March 10, 2008, May 2, 2008, May 9, 2008, May 16, 2008, July 30, 2008 and August 15, 2008; and

•

Description of the Class A common stock contained in the final prospectus for Lazard Ltd filed pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended (the “Securities Act”), on May 6, 2005 with respect to the Registration Statement on Form S-1 (File No. 333-121407) (the “S-1 Registration Statement”).

We will provide to each person, including any beneficial owner, to whom a prospectus supplement is delivered, upon written or oral request and without charge, a copy of the documents referred to above that we have incorporated by reference in this prospectus supplement. You can request copies of such documents if you call or write us at the following address or telephone number: Investor Relations, Lazard Ltd, 30 Rockefeller Plaza, New York, New York 10020, (212) 632-6000, or you may visit our website at http://www.lazard.com for copies of any of such documents.

This prospectus supplement or information incorporated by reference herein contains summaries of certain agreements that we have filed as exhibits to our various SEC filings, as well as certain agreements that we will enter into in connection with the offering of common stock covered by this prospectus supplement. The descriptions of these agreements contained in this prospectus supplement or information incorporated by reference herein do not purport to be complete and are subject to, or qualified in their entirety by reference to, the definitive agreements. Copies of the definitive agreements will be made available without charge to you by making a written or oral request to us.

You should rely only upon the information contained in this prospectus supplement or incorporated by reference in this prospectus supplement. We have not authorized anyone to provide you with different information. You should not assume that the information in this document is accurate as of any date other than that on the front cover of this prospectus supplement.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein, in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in any subsequent prospectus supplement, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified and superseded, to constitute a part of this prospectus supplement.

PROSPECTUS SUPPLEMENT SUMMARY

Business

We are a preeminent international financial advisory and asset management firm that has long specialized in crafting solutions to the complex financial and strategic challenges of our clients. We serve a diverse set of clients around the world, including corporations, partnerships, institutions, governments and high-net worth individuals. The first Lazard partnership was established in 1848. Over time we have extended our activities beyond our roots in New York, Paris and London. We currently operate from 40 cities in key business and financial centers across 23 countries throughout Europe, North America, Asia, Australia, Central and South America. We focus primarily on two business segments, Financial Advisory and Asset Management. We believe that the mix of our activities across business segments, geographic regions, industries and investment strategies helps to diversify and stabilize our revenue stream.

Our Business Model

Our business is organized around two primary segments: Financial Advisory and Asset Management.

Financial Advisory

We offer corporate, partnership, institutional, government and individual clients across the globe a wide array of financial advisory services regarding mergers and acquisitions, restructurings and various other corporate finance matters. We focus on solving our clients’ most complex problems, providing advice to senior management, boards of directors and business owners of prominent companies and institutions in transactions that typically are of significant strategic and financial importance to them.

Our goal is to continue to grow our Financial Advisory business by fostering long-term, senior level relationships with existing and new clients as their independent advisor on strategic transactions. We seek to build and sustain long-term relationships with our clients rather than focusing on individual transactions, a practice that we believe enhances our access to senior management of major corporations and institutions around the world. We emphasize providing clients with senior level attention during all phases of transaction execution.

While we strive to earn repeat business from our clients, we operate in a highly competitive environment in which there are no long-term contracted sources of revenue. Each revenue-generating engagement is separately negotiated and awarded. To develop new client relationships, and to develop new engagements from historical client relationships, we maintain an active dialogue with a large number of clients and potential clients, as well as with their financial and legal advisors, on an ongoing basis. We have gained a significant number of new clients each year through our business development initiatives, through recruiting additional senior investment banking professionals who bring with them client relationships and through referrals from directors, attorneys and other third parties with whom we have relationships. At the same time, we lose clients each year as a result of the sale or merger of a client, a change in a client’s senior management, competition from other investment banks and other causes.

We seek to offer our services across most major industry groups, including, in many cases, sub-industry specialties. Our Mergers and Acquisitions managing directors and professionals are organized to provide advice in the following major industry practice areas: consumer, financial institutions, financial sponsors, healthcare and life sciences, industrial, power and energy/infrastructure, real estate, technology, media and telecommunications. In addition to our Mergers and Acquisitions and Financial Restructuring practices, we also maintain specialties in the following distinct practice areas: government advisory, fund raising for alternative investment funds, private investment in public equity, or “PIPE”, special purpose acquisition companies, or “SPACs”, and corporate finance.

Our focus in our Financial Advisory business is on:

•	making a significant investment in our intellectual capital with the addition of many senior professionals who we believe have strong client relationships and industry expertise,

•	increasing our contacts with existing clients to further enhance our long-term relationships and our efforts in developing new client relationships,

•	expanding the breadth and depth of our industry expertise and selectively adding new practice areas,

•	coordinating our industry specialty activities on a global basis and increasing the integration of our industry experts with our Financial Restructuring professionals, and

•

broadening our geographic presence by adding new offices in Australia (Brisbane and Melbourne), Switzerland (Zurich), mainland China (Beijing and Shanghai) and Emirate of Dubai (Dubai City), as well as new regional offices in the U.S. (Boston and Minneapolis) and entering into new strategic alliances in Central and South America (Argentina, Brazil, Chile, Panama and Uruguay), and a joint cooperation agreement in Eastern Europe and Russia.

In addition to the expansion of our Financial Advisory team, we believe that the following external market factors may enable our Financial Advisory practice to benefit in the global mergers and acquisitions advisory business:

•	increasing demand for independent, unbiased financial advice, and

•	a potential increase in cross-border mergers and acquisitions and large capitalization mergers and acquisitions, two of our areas of historical specialization.

Going forward, our strategic emphasis in our Financial Advisory business is to leverage the investments we have made in recent years to grow our business and drive our productivity. We continue to seek to opportunistically attract outstanding individuals to this practice. We routinely reassess our strategic position and may in the future seek opportunities to further enhance our competitive position.

Asset Management

Our Asset Management business provides investment management and advisory services to institutional clients, financial intermediaries, private clients and investment vehicles around the world. Our goal in our Asset Management business is to produce superior risk-adjusted investment returns and provide investment solutions customized for our clients. Many of our equity investment strategies share an investment philosophy that centers on fundamental security selection with a focus on the trade-off between a company’s valuation and its financial productivity.

Our strategic plan in our Asset Management business is to focus on delivering superior investment performance and client service and broadening our product offerings and distribution in selected areas in order to continue to drive improved business results. Over the past several years, in an effort to improve the operations of Lazard Asset Management LLC (“LAM”) and expand our business, we have:

•	focused on enhancing our investment performance,

•	improved our investment management platform by adding a number of senior investment professionals (including portfolio managers and analysts),

•	continued to strengthen our marketing and consultant relations capabilities,

•	expanded our product platform by “lifting-out” experienced portfolio managers to establish new products, and

•	launched new products such as several hedge fund strategies, Global/Regional Quantitative equities strategies and a global listed infrastructure strategy.

We believe that our Asset Management business has long maintained an outstanding team of portfolio managers and global research analysts. We intend to maintain and supplement our intellectual capital to achieve our goals. We routinely reassess our strategic position and may in the future seek acquisitions or other transactions, including the opportunistic hiring of new employees, in order to further enhance our competitive position. We also believe that our specific investment strategies, global reach, unique brand identity and access to multiple distribution channels will allow us to expand into new investment products, strategies and geographic locations. We continue to explore and discuss opportunities to expand the scope of our alternative investment and private equity activities in Europe, the United States and elsewhere. These opportunities could include internal growth of new funds and direct investments by us, partnerships or strategic relationships and investments with third parties and acquisitions of existing funds or management companies.

Lazard’s Organizational Structure

Lazard Group is a Delaware limited liability company and the holding company for the subsidiaries that conduct our business. Lazard Group has two primary holders of its membership interests: Lazard Ltd and LAZ-MD Holdings LLC, a Delaware limited liability company that holds equity interests in Lazard Group and the Class B common stock of Lazard Ltd, which we refer to in this prospectus supplement as “LAZ-MD Holdings.” Lazard Ltd has no material assets other than indirect ownership of approximately 56.8% of the common membership interests of Lazard Group as of August 31, 2008 (or approximately 62.0% of the common membership interests of Lazard Group after this offering), and indirect control of both of the managing members of Lazard Group. Lazard Ltd controls Lazard Group through this managing member position. The remaining approximately 43.2% of Lazard Group’s common membership interests as of August 31, 2008 (or approximately 38.0% of the common membership interests of Lazard Group after this offering) is held by LAZ-MD Holdings, the holding company that is owned by current and former managing directors of Lazard Group. The Lazard Group common membership interests held by LAZ-MD Holdings are effectively exchangeable over time on a one-for-one basis with Lazard Ltd for shares of our common stock.

Each share of our common stock entitles its holder to one vote per share. Each LAZ-MD Holdings exchangeable interest, all of which are held by the two classes of members of Lazard Group that consist of current and former managing directors (or their family members, trusts and charitable foundations), which we refer to in this prospectus supplement as the “working members,” is effectively exchangeable together with a Lazard Group common interest held by LAZ-MD Holdings for a share of our common stock, with such ratio subject to adjustment. The single outstanding share of our Class B common stock is intended to allow our current and former managing directors holding LAZ-MD Holdings exchangeable interests to individually vote in proportion to their indirect economic interests in Lazard Ltd. For a description of the voting rights of holders of LAZ-MD Holdings exchangeable interests, see “Certain Relationships and Related Transactions—LAZ-MD Holdings Stockholders’ Agreement” in our Proxy Statement. Our Class B common stock has approximately 43.2% of the voting power of Lazard Ltd as of August 31, 2008 (or approximately 38.0% of the voting power of Lazard Ltd after this offering), which percentage will further decrease proportionately as Lazard Group common membership interests are exchanged for shares of our common stock. Upon full exchange of the LAZ-MD Holdings exchangeable interests for shares of our common stock, the Class B common stock would cease to be outstanding, and all of the Lazard Group common membership interests formerly owned by LAZ-MD Holdings would be owned indirectly by Lazard Ltd. We expect that LAZ-MD Holdings will manage its ownership of us so that it will not be deemed to be an “investment company” under the U.S. Investment Company Act of 1940, as amended, or the “Investment Company Act.”

Lazard Ltd was incorporated in Bermuda on October 25, 2004. Lazard Group was formed in Delaware on March 2, 2000 under the name Lazard LLC and was renamed Lazard Group LLC on May 10, 2005. Our principal executive offices are located in the U.S. at 30 Rockefeller Plaza, New York, New York 10020, with a general telephone number of (212) 632-6000, in France at 121 Boulevard Haussmann, 75382 Paris Cedex 08, with a general telephone number of 33-1-44-13-01-11, and in the United Kingdom at 50 Stratton Street, London W1J 8LL, with a general telephone number of 44-207-187-2000. Our registered office in Bermuda is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, with a general telephone number of (441) 295-1422. We maintain an Internet site at http://www.lazard.com. Our websites and the information contained on those sites, or connected to those sites, are not incorporated into this prospectus supplement, and you should not rely on any such information in making your decision whether to purchase our common stock.

Recent Developments

On August 14, 2008, LAM and Laz Sub I, LLC, a newly formed subsidiary of Lazard Frères & Co. LLC (“LFNY”) (a subsidiary of Lazard Group), entered into a definitive merger agreement, providing for, among other things, the merger of Laz Sub I, LLC with and into LAM (the “LAM Merger”). The LAM Merger is expected to close in September 2008. Lazard expects to record a non-recurring, one-time after-tax charge of approximately $183 million in the three month period ended September 30, 2008 in connection with this transaction.

The common equity interests of LAM are currently held by LFNY and certain other equity interests of LAM, representing a contingent minority interest, are currently held by present and former employees of LAM. Following the LAM Merger, all equity interests of LAM will be owned directly or indirectly by LFNY. The equity interests of LAM currently held by present and former employees of LAM (and certain related phantom rights issued as incentive compensation) entitle the holders to payments totaling approximately 23% of the net proceeds or imputed valuation of LAM in connection with certain specified fundamental transactions concerning LAM or Lazard, including a sale of LAM or Lazard, certain non-ordinary course asset sales and major acquisitions.

The aggregate consideration to be paid as part of the LAM Merger with respect to the equity interests of LAM (and the phantom rights referred to above) held by present and former employees of LAM and its subsidiaries is expected to consist of (i) a cash payment upon closing of the LAM Merger (or, in certain cases, on January 2, 2009) of approximately $60 million, (ii) a cash payment on October 31, 2011 of approximately $90 million and (iii) a stock payment on October 31, 2011 of 2,201,266 shares of our Class A common stock (plus additional shares of our Class A common stock in an amount determined by reference to the cash dividends paid on our Class A common stock since the closing of the LAM Merger, if any), subject, in the case of clause (ii) and (iii) and with respect to certain present employees of LAM and its subsidiaries, to a delay in payment until the eighth anniversary of the closing of the LAM Merger if the applicable employee is no longer employed by Lazard and its affiliates on October 31, 2011, subject to certain exceptions. The amounts and/or timing of payment of the consideration described above are generally subject to change in the event that a holder exercises appraisal rights or if there is a change in control of Lazard or a sale of LAM.

The LAM Merger is subject to a number of conditions and we make no assurances that the LAM Merger will close on the terms described above or at all.

The Offering

Common stock offered by the selling shareholders in this offering (a)	7,158,579	shares

Common stock to be outstanding immediately after this offering:

Class A common stock(b)	75,604,607	shares

Class B common stock	1 share

Lazard Group common membership interests to be outstanding immediately after this offering:

Owned by Lazard Ltd	75,604,607	interests

Owned by LAZ-MD Holdings(c)	46,276,215	interests

Total	121,880,822	interests

Dividend policy	In January, May and July of 2008, our board of directors declared a dividend of $.10 per share, which was paid on February 29, 2008, May 30, 2008 and August 29, 2008, respectively, to stockholders of record as of February 8, 2008, May 14, 2008 and August 7, 2008, respectively.

We currently intend to declare quarterly dividends on all outstanding shares of our common stock. The declaration of any dividends and, if declared, the amount of any such dividend, will be subject to our actual future earnings, cash flow and capital requirements, to the amount of distributions to us from Lazard Group and to the discretion of our board of directors. For a discussion of the factors that will affect the determination by our board of directors to declare dividends, see “Price Range of Our Common Stock and Dividend Policy.”

Lazard Group stock purchases	Lazard Group has agreed to purchase 715,858 shares of our common stock from the selling shareholders through Goldman, Sachs & Co., as agent, at the public offering price less the underwriting discount (the “Lazard Group Purchase”). The Lazard Group Purchase is conditioned upon the closing of this offering.

In addition, to the extent that the underwriters do not exercise their option to purchase additional shares in full, Lazard Group, through Goldman, Sachs & Co., as agent, has agreed to separately purchase from the selling shareholders, at the public offering price less the underwriting discount, all of those shares not purchased pursuant to the option. Any shares sold to Lazard Group pursuant to the arrangements described above shall be deemed to have been purchased by Goldman, Sachs & Co. on behalf of, and solely as agent for, Lazard Group.

Use of Proceeds	We will not receive any net proceeds from the sales of common stock in this offering offered by the selling shareholders. See “Use of Proceeds.”

Risk Factors	For a discussion of factors you should consider before buying shares of our common stock, see “Risk Factors” in this prospectus supplement and in the accompanying prospectus, and the other risk factors included in our Annual Report on Form 10-K.

Material U.S. Federal Income Tax Considerations	In connection with our formation, we made an election to be treated as a partnership for U.S. federal income tax purposes. As a result, each holder of our common stock will be required to report on its income tax return its allocable share of our income, gains, losses and deductions. For additional information concerning the material tax consequences of investing in our common stock, see “Material U.S. Federal Income Tax and Bermuda Tax Considerations.”

New York Stock Exchange Symbol	LAZ

(a)	Unless specifically noted, information in this prospectus supplement (other than the cover page) assumes and gives effect to (i) the exercise, in full, of the underwriters’ option to acquire 715,858 additional shares and (ii) the simultaneous consummation of this offering and the Lazard Group Purchase.
(b)

Includes (1) 6,401,531 shares of common stock to be sold pursuant to this offering and the Lazard Group Purchase by the selling shareholders upon the exchange of 6,401,531 common membership interests in Lazard Group held by LAZ-MD Holdings and (2) 69,203,076 shares of common stock outstanding immediately prior to this offering (including 5,733,419 shares of our common stock held by Lazard Group) but excludes (i) 46,276,215 shares of our common stock that will be issuable in connection with future exchanges of common membership interests in Lazard Group held by LAZ-MD Holdings, which Lazard Group common membership interests are effectively exchangeable for shares of our common stock on a one-for-one basis, (ii) up to 24,488,651 shares of our common stock available for issuance in connection with our 2005 Equity Incentive Plan (21,518,359 stock units in respect of which have been granted (net of forfeitures) as of the date of this prospectus supplement and 2,970,292 of which are subject to awards following this offering) and shares of our common stock available for issuance in connection with our 2008 Incentive Compensation Plan (with the maximum number of shares available based on a formula that limits the aggregate number of shares that may, at any time, be subject to awards that are considered “outstanding” under the plan to 30% of the then-outstanding shares of our common stock (treating, for this purpose, the then-outstanding exchangeable interests of LAZ-MD Holdings on a fully-exchanged basis)), (iii) an additional 2,631,570 shares of our common stock that will be issuable or otherwise deliverable upon conversion of the $150 million convertible subordinated note, which we refer to as the “$150 million convertible note,” held by Banca Intesa S.p.A. (“Intesa”), (iv) the following shares which are issuable in connection with the acquisitions of Carnegie, Wylie & Company (Holdings) PTY LTD (“CWC”), an Australia-based financial advisory firm, on July 31, 2007 and Goldsmith, Agio, Helms and Lynner LLC (“GAHL”), a U.S. based advisory firm, on August 13, 2007: (A) 981,392 shares of our common stock that are issuable on a non-contingent basis, (B) shares of our common stock that are issuable upon the non-contingent conversion of 12,155 shares of our Series A preferred stock, with the number of shares of our common stock dependent, in part, upon future prices of our common stock, and (C) 960,263 shares of our common stock that are contingently issuable and 24,452 shares of our Series A preferred stock that are contingently convertible into shares of our common stock, with the number of such shares of our common stock dependent upon the future performance of GAHL and CWC, and (v) 2,201,266 shares of our common stock (subject to upward adjustment to account for certain cash dividends) that we expect will be issued, subject to certain exceptions, on October 31, 2011 in connection with the LAM Merger. If, immediately following this offering, LAZ-MD Holdings exchanged all of its then remaining Lazard Group common membership interests, members of LAZ-MD Holdings would own 46,276,215 additional shares of our common stock, representing approximately 38.0% of our outstanding common stock.

(c)	The Lazard Group common membership interests held by LAZ-MD Holdings are effectively exchangeable over time, on a one-for-one basis, for shares of our common stock.

RISK FACTORS

You should carefully consider the following risk factors and the risk factors incorporated by reference into this prospectus supplement and all of the other information set forth in this prospectus supplement or incorporated by reference in this prospectus supplement, including our consolidated financial statements and related notes, before deciding to purchase shares of common stock offered by this prospectus supplement. The risk factors set forth below and the risk factors incorporated by reference into this prospectus supplement primarily relate to the business of Lazard Group. These risks also affect Lazard Ltd because Lazard Ltd has no material assets other than indirect ownership of approximately 56.8% of the common membership interests in Lazard Group as of August 31, 2008 (or approximately 62.0% of the common membership interests in Lazard Group after this offering) and its controlling interest in Lazard Group. For a discussion of the risks related to our business see “Item 1A. Risk Factors” in our Annual Report on Form 10-K. The following risk factors and the risk factors incorporated by reference into this prospectus supplement describe material risks of which we are aware. If any of the events or developments described below actually occurred, our business, financial condition or results of operations would likely suffer.

Risks Related to this Offering

The market price and trading volume of our common stock may be volatile, and you may not be able to resell your shares at or above the public offering price.

The price of our common stock in this offering will be determined through negotiations between us and the underwriters. The negotiated price of this offering may not be indicative of the market price of the common stock after this offering. The market price of our common stock will likely continue to fluctuate in response to the following factors, some of which are beyond our control, including the following:

•	quarterly fluctuations in our operating results,

•	changes in investors’ and analysts’ perception of the business risks and conditions of our business,

•	broader market fluctuations,

•	general economic and political conditions,

•	acquisitions and financings, including the potential issuance of a substantial number of shares of our common stock as consideration for past or future acquisitions and other transactions,

•

the issuance of a substantial number of shares of our common stock in exchange for a reduction of debt upon conversion of any portion of the $150 million convertible note held by lntesa, and further exchanges of the LAZ-MD Holdings exchangeable interests,

•	sale of a substantial number of shares of our common stock held by the existing security holders in the public market, including shares issued upon vesting of outstanding restricted stock units, and

•	general conditions in the financial services industry.

As a result, shares of our common stock may trade at prices significantly below the price of this offering. Declines in the price of our common stock may adversely affect our ability to recruit and retain key employees, including our managing directors and other key professional employees.

Should we be liquidated at our book value, investors would not receive the full amount of their investment.

The market price per share of our common stock exceeds the book value per share of our common stock. Accordingly, should we be liquidated at our book value, investors would not receive the full amount of their investment.

Our share price may decline due to the large number of shares eligible for future sale and for exchange.

Immediately after this offering, our authorized and unissued shares of common stock will include approximately 46,276,215 shares of our common stock underlying the outstanding LAZ-MD Holdings exchangeable membership interests, 21,518,359 shares of our common stock underlying the restricted stock units and deferred stock units that have thus far been granted pursuant to our 2005 Equity Incentive Plan, 2,631,570 shares of our common stock issuable or otherwise deliverable upon conversion of the $150 million convertible note held by Intesa, 2,201,266 shares of our common stock (subject to upward adjustment to account for certain cash dividends) that we expect will be issued in connection with the LAM Merger and the following shares which are issuable in connection with the acquisitions of CWC and GAHL: (A) 981,392 shares of our common stock that are issuable on a non-contingent basis, (B) shares of our common stock that are issuable upon the non-contingent conversion of 12,155 shares of our Series A preferred stock, with the number of shares of our common stock dependent, in part, upon future prices of our common stock, and (C) 960,263 shares of our common stock that are contingently issuable and 24,452 shares of our Series A preferred stock that are contingently convertible into shares of our common stock, with the number of such shares of our common stock dependent upon the future performance of GAHL and CWC. We cannot predict the effect, if any, that market sales of those shares of common stock, the possibility of such sales or the availability of those shares of common stock for sale will have on the market price of our common stock or our ability to raise capital through the issuance of equity securities from time to time.

As reflected in the table below, LAZ-MD Holdings exchangeable interests are effectively exchangeable into our common stock, and thereafter that common stock will become available for sale in significant numbers. In addition, LAZ-MD Holdings and certain of our subsidiaries, with the consent of the Lazard Ltd board of directors, have the right to cause the holders of LAZ-MD Holdings exchangeable interests to exchange all such remaining interests during the 30-day period following May 10, 2014 and under certain other circumstances. For a discussion of these exchange and transfer restrictions, see “Certain Relationships and Related Transactions—Relationship with LAZ-MD Holdings and LFCM Holdings—Master Separation Agreement” in our Proxy Statement. From time to time, we expect to register the shares received by the working members pursuant to the exchange of LAZ-MD Holding exchangeable interests for resale, as reflected in the table below, by such working members. Persons exchanging their LAZ-MD Holdings exchangeable interests are likely to sell all or a portion of their common stock promptly after exchange to provide liquidity to cover any taxes that may be payable upon such exchange or to diversify their portfolios.

The following table reflects the timetable for exchangeability of the LAZ-MD Holdings exchangeable interests. As described below, exchangeability may be accelerated under certain circumstances as described in “Compensation of Executive Officers—Grants of Plan Based Awards—Retention Agreements with Named Executive Officers”, “Certain Relationships and Related Transactions—LAZ-MD Holding Stockholders’ Agreement” and “Certain Relationships and Related Transactions—Relationship with LAZ-MD Holdings and LFCM Holdings—Master Separation Agreement—LAZ-MD Holdings Exchangeable Interests” in our Proxy Statement.

	Number of additional shares of our common stock that are expected to become available for exchange under LAZ-MD Holdings exchangeable interests
Dates after which exchangeability is allowed	Prior to this Offering and the Lazard Group Purchase	After this Offering and the Lazard Group Purchase
May 10, 2008	10,902,921	4,501,390
May 10, 2009	18,300,257	18,300,257
May 10, 2010	18,934,655	18,934,655
May 10, 2011	395,393	395,393
May 10, 2012	—	—
May 10, 2013	4,144,520	4,144,520

Total	52,677,746	46,276,215

Lazard Ltd’s only material asset is its indirect interests in Lazard Group, and it is accordingly dependent upon distributions from Lazard Group to pay dividends and taxes and other expenses.

Lazard Ltd is a holding company and, as of August 31, 2008, had no material assets other than the indirect ownership of approximately 56.8% of the common membership interests of Lazard Group as of August 31, 2008 (or approximately 62.0% of the common membership interests of Lazard Group after this offering), and indirect control of both of the managing members of Lazard Group. Lazard Ltd controls Lazard Group through this managing member position. Lazard Ltd has no independent means of generating revenue. Our wholly-owned subsidiaries incur income taxes on their proportionate share of any net taxable income of Lazard Group in their respective tax jurisdictions. We intend to continue to cause Lazard Group to make distributions to its members, including our wholly-owned subsidiaries, in an amount sufficient to cover all applicable taxes payable by us and dividends, if any, declared by us. To the extent that our subsidiaries need funds to pay taxes on their share of Lazard Group’s net taxable income, or if Lazard Ltd needs funds for any other purpose, and Lazard Group is restricted from making such distributions under applicable law or regulation, or is otherwise unable to provide such funds, it could materially adversely affect our business, financial condition or results of operations. See “Price Range of Our Common Stock and Dividend Policy.”

Lazard Ltd may issue preference shares and our bye-laws and Bermuda law may discourage takeovers, which could affect the rights of holders of our common stock.

The ownership of the Class B common stock gives LAZ-MD Holdings and, through the LAZ-MD Holdings stockholders’ agreement, the members of LAZ-MD Holdings, control of a substantial portion of the total voting power of Lazard Ltd, which could, among other things, impede a change in control of Lazard Ltd without LAZ-MD Holdings’ consent. We currently have 15,000,000 authorized preference shares, of which 36,607 shares of non-participating convertible Series A preferred stock are issued and outstanding. Our board of directors currently has the authority to issue up to 14,963,393 preference shares without any further vote or action by the shareholders, in accordance with the provisions of our bye-laws. Since the preference shares could be issued with liquidation, dividend and other rights superior to those of our common stock, the rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any such preference shares. The issuance of preference shares could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. Further, the provisions of our bye-laws, including our classified board of directors and the ability of shareholders to remove directors only for cause, and of Bermuda law, could have the effect of delaying or preventing a change in control of Lazard Ltd.

Lazard Ltd is incorporated in Bermuda, and a significant portion of its assets are located outside the U.S. As a result, it may not be possible for shareholders of Lazard Ltd to enforce civil liability provisions of the U.S. federal or state securities laws.

Lazard Ltd is incorporated under the laws of Bermuda, and a significant portion of its assets are located outside the U.S. It may not be possible to enforce court judgments obtained in the U.S. against Lazard Ltd in Bermuda, or in countries other than the U.S. where Lazard Ltd has assets, based on the civil liability provisions of the federal or state securities laws of the U.S. In addition, there is some doubt as to whether the courts of Bermuda and other countries would recognize or enforce judgments of U.S. courts obtained against Lazard Ltd or its directors or officers based on the civil liabilities provisions of the federal or state securities laws of the U.S. or would hear actions against Lazard Ltd or those persons based on those laws. Lazard Ltd has been advised by its legal advisors in Bermuda that the U.S. and Bermuda do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the U.S. based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be enforceable in Bermuda. Similarly, those judgments may not be enforceable in countries other than the U.S. where we have assets.

Bermuda law differs from the laws in effect in the U.S. and may afford less protection to our shareholders.

Our shareholders may have more difficulty protecting their interests than would shareholders of a corporation incorporated in a jurisdiction of the U.S. As a Bermuda company, Lazard Ltd is governed by the Companies Act 1981 of Bermuda, which we refer to in this prospectus supplement as the “Companies Act.” The Companies Act differs in some material respects from laws generally applicable to U.S. corporations and shareholders, including the provisions relating to interested directors, mergers, amalgamations and acquisitions, takeovers, shareholder lawsuits and indemnification of directors.

Under Bermuda law, the duties of directors and officers of a company are generally owed to the company only. Shareholders of Bermuda companies generally do not have rights to take action against directors or officers of the company, and may only do so in limited circumstances. Officers of a Bermuda company must, in exercising their powers and performing their duties, act honestly and in good faith with a view to the best interests of the company and must exercise the care and skill that a reasonably prudent person would exercise in comparable circumstances. Directors have a duty not to put themselves in a position in which their duties to the company and their personal interests may conflict and also are under a duty to disclose any personal interest in any contract or arrangement with the company or any of its subsidiaries. If a director or officer of a Bermuda company is found to have breached his or her duties to that company, he or she may be held personally liable to the company in respect of that breach of duty. A director may be liable jointly and severally with other directors if it is shown that the director knowingly engaged in fraud or dishonesty. In cases not involving fraud or dishonesty, the liability of the director will be determined by the Bermuda courts on the basis of their estimation of the percentage of responsibility of the director for the matter in question, in light of the nature of the conduct of the director and the extent of the causal relationship between his or her conduct and the loss suffered.

In addition, our bye-laws provide that no director shall be liable to the company, any of our shareholders or any other person for the acts, neglects or defaults of any other director, or for any loss or expense happening to the Company through the insufficiency or deficiency of title to any property acquired by order of the directors for or on behalf of the Company, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Company shall be invested, or for any loss or damage arising from the bankruptcy, insolvency, or tortuous act of any person with whom any moneys, securities or effects shall be deposited, or for any loss occasioned by any error of judgment, omission, default, or oversight on his or her part, or for any other loss, damage, or misfortune whatever which shall happen in relation to the execution of the duties of his or her office, provided that such provisions shall not extend to any matter which would render any of them void under the Companies Act.

There are provisions in our bye-laws that may require certain of our non-U.S. shareholders to sell their shares to Lazard Ltd or to a third party.

Our bye-laws provide that if our board of directors determines that we or any of our subsidiaries do not meet, or in the absence of repurchases of shares will fail to meet, the ownership requirements of a limitation on benefits article of any bilateral income tax treaty with the U.S. applicable to us, and that such tax treaty would provide material benefits to us or any of our subsidiaries, we generally have the right, but not the obligation, to repurchase at fair market value (as determined in the good faith discretion of our board of directors) shares of our common stock from any shareholder who beneficially owns more than 0.25% of the outstanding shares of our common stock and who fails to demonstrate to our satisfaction that such shareholder is either (a) a U.S. citizen or (b) a qualified resident of the U.S. or the other contracting state of the applicable tax treaty (as determined for purposes of the relevant provision of the limitation on benefits article of such treaty). Natixis S.A. (“Natixis”) is not subject to this repurchase right with respect to the aggregate number of shares it acquired pursuant to the Natixis placements (see Note 2 of Notes to Consolidated Financial Statements of our Annual Report on Form 10-K for the year ended December 31, 2007 for a description of the Natixis placements).

The number of shares that may be repurchased from any such shareholder will equal the product of the total number of shares that Lazard Ltd reasonably determines to purchase to ensure ongoing satisfaction of the limitation on benefits article of the applicable tax treaty, multiplied by a fraction, the numerator of which is the number of shares beneficially owned by such shareholder (other than the aggregate number of shares Natixis acquired pursuant to the Natixis placements), and the denominator of which is the total number of shares (reduced by the aggregate number of shares Natixis acquired pursuant to the Natixis placements) beneficially owned by such shareholders subject to this repurchase right.

Instead of exercising the repurchase right described above, Lazard Ltd will have the right, but not the obligation, to cause the transfer to, and procure the purchase by, any U.S. citizen or a qualified resident of the U.S. or the other contracting state of the applicable tax treaty (as determined for purposes of the relevant provision of the limitation on benefits article of such treaty) of the number of outstanding shares beneficially owned by any shareholder that are otherwise subject to repurchase under our bye-laws as described above, at fair market value (as determined in the good faith discretion of our board of directors).

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the information incorporated herein by reference include forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. We have made statements in this prospectus supplement and in the information incorporated by reference in this prospectus supplement under the captions “Prospectus Supplement Summary” and “Risk Factors,” and in other sections of this prospectus supplement that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” and the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to known and unknown risks, uncertainties and assumptions about us, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the numerous risks and uncertainties outlined in “Risk Factors” or incorporated by reference, in this prospectus supplement, including the following:

•	a decline in general economic conditions or the global financial markets,

•	losses caused by financial or other problems experienced by third parties,

•	losses due to unidentified or unanticipated risks,

•	a lack of liquidity, i.e., ready access to funds, for use in our businesses, and

•	competitive pressure.

These risks and uncertainties are not exhaustive. Other sections of this prospectus supplement may include additional factors which could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for our management to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We are under no duty to update any of these forward-looking statements after the date of this prospectus supplement to conform our prior statements to actual results or revised expectations and we do not intend to do so.

Forward-looking statements include, but are not limited to, statements about the:

•	business’ possible or assumed future results of operations and operating cash flows,

•	business’ strategies and investment policies,

•	business’ financing plans and the availability of short-term borrowing,

•	business’ competitive position,

•	future acquisitions, including the consideration to be paid and the timing of consummation,

•	potential growth opportunities available to our businesses,

•	recruitment and retention of our managing directors and employees,

•	target levels of compensation expense,

•	business’ potential operating performance, achievements, productivity improvements, efficiency and cost reduction efforts,

•	likelihood of success and impact of litigation,

•	expected tax rate,

•	changes in interest and tax rates,

•	expectation with respect to the economy, securities markets, the market for mergers and acquisitions activity, the market for asset management activity and other industry trends,

•	effects of competition on our business, and

•	impact of future legislation and regulation on our business.

We are committed to providing timely and accurate information to the investing public, consistent with our legal and regulatory obligations. To that end, we use our websites to convey information about our businesses, including the anticipated release of quarterly financial results, quarterly financial, statistical and business-related information, and the posting of updates of assets under management, or AUM, in various mutual funds, hedge funds and other investment products managed by LAM and its subsidiaries. Monthly updates of these funds are posted to the LAM website (www.lazardnet.com) on the 3rd business day following the end of each month. Investors can link to Lazard Ltd, Lazard Group and their operating company websites through http://www.lazard.com. Our websites and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus supplement and you should not rely on any such information in making your decision whether to purchase our common stock.

USE OF PROCEEDS

We will not receive any net proceeds from the sales of common stock offered by the selling shareholders. We have agreed to pay the expenses of the selling shareholders in this offering, in connection with the Lazard Group Purchase and in connection with any purchases by Lazard Group of shares covered by the underwriters’ option to purchase additional shares and not purchased pursuant to the option. The selling shareholders will pay the underwriting discounts and commissions and custodial fees applicable to the shares that they sell.

PRICE RANGE OF OUR COMMON STOCK AND DIVIDEND POLICY

Price Range of Our Common Stock

Our Class A common stock is traded in The New York Stock Exchange under the symbol “LAZ”. There is no public trading market for our Class B common stock which is held by LAZ-MD Holdings. The following table sets forth, for the fiscal quarters indicated, the high and low sales prices per share of our Class A common stock, as reported in the consolidated transaction reporting system, and the quarterly dividends declared since the first quarter of 2006.

	Sales Price		Dividends per Share of Common Stock
	High	Low
2008
Third quarter (until September 3, 2008)	$44.55	$30.96	$0.10
Second quarter	$41.85	$32.84	$0.10
First quarter	$43.58	$29.00	$0.10

2007
Fourth quarter	$52.89	$38.36	$0.09
Third quarter	$49.75	$34.72	$0.09
Second quarter	$56.25	$43.88	$0.09
First quarter	$56.90	$46.33	$0.09

2006
Fourth quarter	$49.28	$38.15	$0.09
Third quarter	$42.05	$33.75	$0.09
Second quarter	$48.90	$35.22	$0.09
First quarter	$46.06	$31.00	$0.09

As of August 29, 2008, there were approximately 86 holders of record of our Class A common stock. This does not include the number of shareholders that hold shares in “street-name” through banks or broker-dealers.

On September 3, 2008, the last reported sales price for our Class A common stock on the New York Stock Exchange was $38.35 per share.

Dividend Policy

Subject to compliance with applicable law, we currently intend to declare quarterly dividends on all outstanding shares of our Class A common stock. The Class B common stock is not entitled to dividend rights.

In January, May and July of 2008, our board of directors declared a dividend of $.10 per share, which was paid on February 29, 2008, May 30, 2008 and August 29, 2008, respectively, to shareholders of record as of February 8, 2008, May 14, 2008 and August 7, 2008, respectively.

The declaration of any dividends and, if declared, the amount of any such dividend, will be subject to the actual future earnings, cash flow and capital requirements of our company, to the amount of distributions to us from Lazard Group and to the discretion of our board of directors. Our board of directors will take into account:

•	general economic and business conditions,

•	the financial results of our company and Lazard Group,

•	capital requirements of the Company and our subsidiaries (including Lazard Group),

•	contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our shareholders or by our subsidiaries (including Lazard Group) to us, and

•	such other factors as our board of directors may deem relevant.

We are a holding company and have no direct operations. As a result, we depend upon distributions from Lazard Group to pay any dividends. We expect to continue to cause Lazard Group to pay distributions to us in order to fund any such dividends, subject to applicable law and the other considerations discussed above. In addition, as managing directors and other members of LAZ-MD Holdings convert their exchangeable interests into shares of our common stock, the number of our outstanding shares will increase, thereby diluting each shareholder’s proportional interests in the excess cash held by us to the extent that we retain excess cash balances or acquire additional assets with excess cash balances. For a discussion of Lazard Group’s cash distribution policy, see “The Separation and Recapitalization Transactions and the Lazard Organizational Structure” in our S-1 Registration Statement.

Additionally, we are subject to Bermuda legal constraints that may affect our ability to pay dividends on our common stock and make other payments. Under the Companies Act, we may declare or pay a dividend out of distributable reserves only if we have reasonable grounds for believing that we are, or would after the payment be, able to pay our liabilities as they become due and if the realizable value of our assets would thereby not be less than the aggregate of our liabilities and issued share capital and share premium accounts.

SELLING SHAREHOLDERS

The selling shareholders, which include current and former managing directors (including certain executive officers) who hold LAZ-MD Holdings exchangeable interests and common stock, are selling an aggregate of 7,874,437 shares of our common stock pursuant to this prospectus supplement (assuming the full exercise of the underwriters’ option to acquire additional shares) and pursuant to the Lazard Group Purchase. The persons listed below are selling an aggregate of 6,401,531 shares of our common stock upon the exchange of an aggregate of 6,401,531 LAZ-MD Holdings exchangeable interests (with the remaining 1,472,906 shares to be sold having been issued in connection with prior exchanges of LAZ-MD exchangeable interests). These LAZ-MD Holdings exchangeable interests will be exchanged immediately prior to the consummation of this offering. See “Description of Our Common Stock—Registration Rights.”

Neither Bruce Wasserstein nor any of the trusts created for the benefit of Mr. Wasserstein’s family (which, as of the date of this prospectus supplement, in the aggregate, own 1,905,537 shares of our common stock and LAZ-MD Holdings exchangeable interests that are exchangeable into 9,958,196 shares of our common stock) nor any member of the Company’s board of directors (other than Vernon E. Jordan, Jr.) are selling any shares in this offering or pursuant to the Lazard Group Purchase. Mr. Wasserstein also holds 4,334,748 non-vested restricted stock units, which represent a contingent right to receive an equivalent number of shares of our common stock. Similarly, Natixis is not selling any of its 6,999,800 shares of our common stock in this offering or pursuant to the Lazard Group Purchase. The shares being sold by current and former managing directors (including certain executive officers) upon the exchange of an aggregate of 6,401,531 LAZ-MD Holdings exchangeable interests represent approximately 12.2% of the LAZ-MD Holdings exchangeable interests held by all current and former managing directors (including our executive officers) as of August 31, 2008. The shares being sold will have been issued pursuant to, and in accordance with the exchange schedule in, agreements that were entered into in connection with the initial public offering of our Class A common stock on May 10, 2005.

The following table sets forth as of the date of this prospectus supplement certain information regarding the beneficial ownership of our common stock by the selling shareholders:

•	immediately prior to the consummation of this offering,

•	the number of shares to be sold in this offering and pursuant to the Lazard Group Purchase, and

•	as adjusted to reflect the sale of the shares of our common stock in this offering and pursuant to the Lazard Group Purchase.

Each selling shareholder, except as noted in the table below, is a current or former managing director of Lazard or companies formerly affiliated with Lazard. To our knowledge, and pursuant to applicable community property laws, the persons named in the table below and their applicable family trusts and grantor retained annuity trusts (and similar entities) and certain charitable foundations established by them have beneficial ownership of the common stock and LAZ-MD Holdings exchangeable interests held by them. The table below assumes the full exchange of all LAZ-MD Holdings exchangeable interests, including those proposed to be sold in this offering and pursuant to the Lazard Group Purchase into shares of our common stock. The address for each listed shareholder is: c/o Lazard Group LLC, 30 Rockefeller Plaza, New York, New York 10020.

The table below assumes full exercise of the underwriters’ option to acquire additional shares and includes the shares to be sold pursuant to the Lazard Group Purchase.

	Prior to this Offering and the Lazard Group Purchase		Sold in this Offering and the Lazard Group Purchase		After this Offering and the Lazard Group Purchase
Selling Shareholders(a)	Shares of Common Stock	Percentage of Common Stock	Shares of Common Stock	Percentage of Common Stock	Shares of Common Stock	Percentage of Common Stock
Executive Officers and Directors:
Mr. Michael J. Castellano	390,458	*	85,945	*	304,513	*
Mr. Steven J. Golub	1,475,064	1.21%	324,680	*	1,150,384	*
Mr. Scott D. Hoffman	477,227	*	105,044	*	372,183	*
Mr. Vernon E. Jordan, Jr.	313,235	*	68,948	*	244,287	*
Mr. Charles G. Ward III	1,301,527	1.07%	286,482	*	1,015,045	*

Current and Former Managing Directors who are Selling Shareholders:
Mr. Marcus A.P. Agius	1,301,527	1.07%	286,482	*	1,015,045	*
Mr. Rajesh Alva	112,798	*	24,827	*	87,971	*
Mr. M. Said Armutcuoglu	26,029	*	5,728	*	20,301	*
Mr. Daniel Aronson	12,688	*	4,229	*	8,459	*
Mr. Jerome Balladur	20,302	*	4,467	*	15,835	*
Mr. Scott P. Barasch	115,053	*	25,323	*	89,730	*
Mr. Christian Benezit	115,053	*	25,323	*	89,730	*
Mr. Jason Bernhard	260,305	*	57,296	*	203,009	*
Mr. Antoine Bernheim	95,878	*	21,103	*	74,775	*
Mr. Ashish Bhutani	761,283	*	253,761	*	507,522	*
Mr. George W. Bilicic, Jr.	520,611	*	114,593	*	406,018	*
The Estate of Mr. Michael J. Biondi	367,685	*	367,685	*	—	*
Mr. Matthieu Bucaille	412,669	*	35,832	*	376,837	*
Mr. Stephen P. Campbell	433,842	*	95,494	*	338,348	*
Mr. John G. Chachas	164,862	*	36,290	*	128,572	*
Mr. David B. Dillard	9,546	*	2,102	*	7,444	*
Mr. Jacques A. Drouin	182,647	*	40,202	*	142,445	*
Mr. Stephane Droulers	325,901	*	71,734	*	254,167	*
Mr. Andre Dupont-Jubien	191,757	*	42,207	*	149,550	*
Mr. Francois-Marc Durand	216,921	*	47,747	*	169,174	*
Mr. Gilles Etrillard	306,726	*	67,514	*	239,212	*
Mr. Ernst Fassbender	433,842	*	95,494	*	338,348	*
Mr. Eli H. Fink	147,937	*	32,560	*	115,377	*
Mr. Francois Funck-Brentano	52,059	*	11,457	*	40,602	*
Mr. Simon M. Furie	108,461	*	23,874	*	84,587	*
Mr. Albert H. Garner	433,842	*	95,494	*	338,348	*
Mr. Mark H. Gidney	134,233	*	29,548	*	104,685	*
Mr. Paul Gismondi	130,153	*	28,648	*	101,505	*
Mr. David Gluckman	69,414	*	15,278	*	54,136	*
Mr. James S. Gold	192,757	*	42,207	*	150,550	*
Mr. Laurence Grafstein	537,966	*	118,414	*	419,552	*
Mr. Thomas R. Haack	191,757	*	42,207	*	149,550	*
Mr. Jonathan Hack	130,153	*	28,648	*	101,505	*
Mr. Paul J. Haigney	556,967	*	122,596	*	434,371	*
Mr. Eric Hanson	273,407	*	60,180	*	213,227	*

	Prior to this Offering and the Lazard Group Purchase		Sold in this Offering and the Lazard Group Purchase		After this Offering and the Lazard Group Purchase
Selling Shareholders(a)	Shares of Common Stock	Percentage of Common Stock	Shares of Common Stock	Percentage of Common Stock	Shares of Common Stock	Percentage of Common Stock
Mr. Hubert Heilbronn	15,000	*	15,000	*	—	*
Mr. Jean-Yves Helmer	230,022	*	50,630	*	179,392	*
Mr. Kenneth M. Jacobs	1,691,985	1.39%	372,427	*	1,319,558	1.08%
Mr. Nicholas M. H. Jones	479,309	*	105,501	*	373,808	*
Mr. Jonathan H. Kagan	43,384	*	9,549	*	33,835	*
Mr. James L. Kempner	239,657	*	52,754	*	186,903	*
Mr. Peter A. Kiernan	182,211	*	40,105	*	142,106	*
Mr. James Clayton Kingsbery	260,305	*	50,000	*	210,305	*
Mr. Robert Kost	95,443	*	21,006	*	74,437	*
Mr. David Kotler	134,233	*	29,548	*	104,685	*
Mr. Richard J. Kradjel	43,384	*	9,549	*	33,835	*
Mr. David S. Kurtz	381,784	*	84,037	*	297,747	*
Mrs. Michele Charles Lamarche	19,956	*	4,392	*	15,564	*
Mr. James J. Langel	115,053	*	25,323	*	89,730	*
Mr. Robert C. Larson	95,878	*	21,103	*	74,775	*
Mr. William M. Lewis	507,522	*	169,174	*	338,348	*
Mr. Carmine Lizza	10,846	*	2,387	*	8,459	*
Mr. David N. Low, Jr.	173,537	*	38,197	*	135,340	*
Mr. Matthew J. Lustig	700,740	*	154,240	*	546,500	*
Mr. Erik Maris	412,669	*	90,832	*	321,837	*
Mr. Mark T. Mc Master	355,146	*	78,174	*	276,972	*
Mr. James E. Millstein	659,438	*	145,149	*	514,289	*
Mr. Richard W. Moore, Jr.	115,053	*	15,053	*	100,000	*
Mr. Daniel Motulsky	347,074	*	76,395	*	270,679	*
Mr. Trevor Nash	86,768	*	19,098	*	67,670	*
Mr. Andrew Nason	152,257	*	50,752	*	101,505	*
Ms. Amelie Negrier	99,786	*	21,966	*	77,820	*
The New York Lexington Trust(b)	364,256	*	150,000	*	214,256	*
Mr. Alasdair Nisbet	216,921	*	47,747	*	169,174	*
The Estate of Mr. Stanley de J. Osborne	9,546	*	2,100	*	7,446	*
Mr. James A. Paduano	347	*	76	*	271	*
Mr. Gary W. Parr	1,301,527	1.07%	286,482	*	1,015,045	*
Mr. Sven Peter	43,384	*	9,549	*	33,835	*
Mr. Thomas Piquemal	347,074	*	76,395	*	270,679	*
Mr. Frank J. Pizzitola	22,432	*	7,477	*	14,955	*
Mr. Georges Ralli	1,089,116	*	239,727	*	849,389	*
Mr. Marko C. Remec	216,921	*	47,747	*	169,174	*
Mr. William H. Riddle, Jr.	195,229	*	42,972	*	152,257	*
Mr. Barry W. Ridings	802,608	*	176,664	*	625,944	*
Mr. Jeffrey A. Rosen	1,301,527	1.07%	286,482	*	1,015,045	*
Mr. Laurent Rossetti	186,555	*	41,065	*	145,490	*
Mr. William J. Rucker	563,995	*	124,142	*	439,853	*
Mr. William Samuel	260,305	*	57,296	*	203,009	*
Mr. Stephen H. Sands	455,534	*	100,269	*	355,265	*

	Prior to this Offering and the Lazard Group Purchase		Sold in this Offering and the Lazard Group Purchase		After this Offering and the Lazard Group Purchase
Selling Shareholders(a)	Shares of Common Stock	Percentage of Common Stock	Shares of Common Stock	Percentage of Common Stock	Shares of Common Stock	Percentage of Common Stock
Mr. Frank A. Savage	802,608	*	176,664	*	625,944	*
Mr. Michael Schmidt	130,153	*	28,648	*	101,505	*
Mr. Joel Sendek	39,047	*	8,596	*	30,451	*
Mr. John S. Sheldon	108,461	*	23,874	*	84,587	*
Mr. Nicholas R. Shott	287,552	*	63,294	*	224,258	*
Mr. Evan W. Siddall	108,461	*	23,873	*	84,588	*
Mr. Peter L. Smith	19,174	*	4,219	*	14,955	*
Ms. Alexandra Soto	175,100	*	38,543	*	136,557	*
Mr. Richard Stables	130,153	*	28,648	*	101,505	*
Mr. Alexander F. Stern	216,921	*	47,747	*	169,174	*
Mr. Benjamin J. Sullivan, Jr.	195,229	*	42,972	*	152,257	*
Mr. David J. Supino	19,174	*	4,219	*	14,955	*
Mr. John S. Tamagni	19,174	*	4,219	*	14,955	*
Mr. David L. Tashjian	239,478	*	52,710	*	186,768	*
Mr. Douglas C. Taylor	260,305	*	57,296	*	203,009	*
Mr. Malcolm Thwaites	325,382	*	71,621	*	253,761	*
Mr. Eytan Tigay	253,761	*	84,587	*	169,174	*
Mr. Francois Voss	15,000	*	15,000	*	—	*
Mr. Ali E. Wambold	403,995	*	88,925	*	315,070	*
Mr. Peter D. Warner	216,921	*	47,747	*	169,174	*
Mr. Antonio F. Weiss	520,611	*	114,593	*	406,018	*
Mr. Richard Wyatt	216,921	*	47,747	*	169,174	*
Mr. Andrew Yearley	52,059	*	11,457	*	40,602	*
Mr. Louis G. Zachary, Jr.	260,305	*	57,296	*	203,009	*
Mr. Mian E. Zaheen	153,408	*	33,768	*	119,640	*

Total	33,499,612	27.49%	7,874,437	6.46%	25,625,175	21.03%

*Less	than 1% beneficially owned.
(a)	Includes shares of our common stock that are issuable upon exchange of the LAZ-MD Holdings exchangeable interests held by such person and the family trusts or grantor retained annuity trusts (and similar entities) created by them. The interests are included on an as exchanged basis and absent an acceleration event and except as otherwise described in this prospectus supplement, these interests will generally be exchangeable pro-rata on the fourth and fifth anniversaries of our May 2005 equity public offering assuming compliance with covenants. The share ownership does not reflect any restricted stock units issued to any selling shareholder. See “Certain Relationships and Related Transactions—Certain Relationships with Our Directors, Executive Officers and Employees” each as included in our Proxy Statement.
(b)	Trust created by a retired managing director for the benefit of his family. The retiree disclaims beneficial ownership.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

For a discussion of certain relationships and related transactions, including our relationship with LAZ-MD Holdings and LFCM Holdings, the LAZ-MD Holdings Stockholders’ Agreement, certain relationships with our directors, executive officers and employees, see “Certain Relationships and Related Transactions” in our Proxy Statement.

DESCRIPTION OF OUR COMMON STOCK

The following summary is a description of the material terms of our share capital. We have filed our certificate of incorporation and memorandum of association and bye-laws as exhibits to the registration statement of which this prospectus supplement is a part. See “Where You Can Find More Information.”

General

Our authorized capital stock consists of 500,000,000 shares of Class A common stock, par value $0.01 per share, 1 share of Class B common stock, par value $0.01 per share and 15,000,000 preference shares, par value $0.01 per share.

Common Stock

Immediately following the completion of this offering and the Lazard Group Purchase, there will be 75,604,607 shares of Class A common stock issued and outstanding, including 7,165,135 shares of our Class A common stock held by Lazard Group (assuming Lazard Group purchases all of the additional shares that would otherwise be purchased pursuant to the underwriters’ option to purchase additional shares in connection with this offering), and one share of Class B common stock issued and outstanding.

Preferred Stock

Immediately following the completion of this offering, there will be 36,607 shares of non-participating convertible Series A preferred stock issued and outstanding.

Voting

Each share of our Class A common stock entitles its holder to one vote per share. Each LAZ-MD Holdings exchangeable interest, all of which are held by the working members, is effectively exchangeable, together with a Lazard Group common interest held by LAZ-MD Holdings, for a share of our Class A common stock, with such ratio subject to adjustment. The single outstanding share of our high-vote Class B common stock is intended to allow the holders of LAZ-MD Holdings exchangeable interests to individually vote in proportion to their indirect economic interests in Lazard Ltd. For a description of the voting rights of holders of LAZ-MD Holdings exchangeable interests, see “Certain Relationships and Related Transactions—LAZ-MD Holdings Stockholders’ Agreement” in our Proxy Statement. Our Class B common stock has approximately 43.2% of the voting power of Lazard Ltd as of August 31, 2008 (or approximately 38.0% of the voting power of Lazard Ltd after this offering), which percentage will decrease proportionately as Lazard Group common membership interests are exchanged for shares of our Class A common stock. Upon full exchange of the LAZ-MD Holdings exchangeable interests for shares of our Class A common stock, the Class B common stock would cease to be outstanding, and all of the Lazard Group common membership interests formerly owned by LAZ-MD Holdings would be owned indirectly by Lazard Ltd. We expect that LAZ-MD Holdings will manage its ownership of us so that it will not be deemed to be an “investment company” under the Investment Company Act.

Economic Rights

Pursuant to our bye-laws, each share of our Class A common stock is entitled to equal economic rights. However, the Class B common stock will have no rights to dividends or any liquidation preference. Although the Class B common stock represents approximately 43.2% of the voting power of Lazard Ltd as of August 31, 2008 (or approximately 38.0% of the voting power of Lazard Ltd after this offering), the Class B common stock will have no economic rights.

Dividends

For a discussion of our dividend policy and Bermuda legal constraints related to the payment of dividends, see “Price Range of Our Common Stock and Dividend Policy” and “—Bermuda Law.”

Preference Shares

Pursuant to Bermuda law and our bye-laws, our board of directors by resolution may establish one or more series of preference shares having such number of shares, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the board of directors without any shareholder approval. Such rights, preferences, powers and limitations as may be established could also have the effect of discouraging an attempt to obtain control of Lazard Ltd. We currently have 15,000,000 authorized preference shares, of which 36,607 shares of non-participating convertible Series A preferred stock are issued and outstanding. Our board of directors currently has the authority to issue up to 14,963,393 preference shares without any further vote or action by the shareholders, in accordance with the provisions of our bye-laws. We have no present plans to issue any additional preference shares. See “Risk Factors—Risks Related to this Offering—Lazard Ltd may issue preference shares and our bye-laws and Bermuda law may discourage takeovers, which could affect the rights of holders of our common stock.”

Acquisition of Shares by Us

Our bye-laws provide that if our board of directors determines that we or any of our subsidiaries do not meet, or in the absence of repurchases of shares will fail to meet, the ownership requirements of a limitation on benefits article of a bilateral income tax treaty with the U.S., and that such tax treaty would provide material benefits to us or any of our subsidiaries, we generally have the right, but not the obligation, to repurchase at fair market value (as determined in the good faith discretion of our board of directors) shares from any shareholder who beneficially owns more than 0.25% of our outstanding shares and who fails to demonstrate to our satisfaction that such shareholder is either (a) a U.S. citizen or (b) a qualified resident of the U.S. or the other contracting state of the applicable tax treaty (as determined for purposes of the relevant provision of the limitation on benefits article of such treaty). Natixis is not subject to this repurchase right with respect to the aggregate number of shares it acquired pursuant to the IXIS investment agreement. The number of shares that may be repurchased from any such shareholder will equal the product of the total number of shares that we reasonably determine to purchase to ensure on-going satisfaction of the limitation on benefits article of the applicable tax treaty, multiplied by a fraction, the numerator of which is the number of shares beneficially owned by such shareholder and the denominator of which is the total number of shares (reduced by the aggregated number of shares Natixis acquired pursuant to the Natixis placement) beneficially owned by subject shareholders. Instead of exercising the repurchase right described above, we will have the right, but not the obligation, to cause the transfer to, and procure the purchase by, any U.S. citizen or a qualified resident of the U.S. or the other contracting state of applicable tax treaty of the number of outstanding shares beneficially owned by any shareholder that are otherwise subject to repurchase under our bye-laws as described above, at fair market value (as determined in the good faith discretion of our board of directors).

Share Repurchase Program

Through June 30, 2008, our board of directors has authorized on a cumulative basis the repurchase of up to $500 million in aggregate cost of our Class A common stock and Lazard Group common membership interests through December 31, 2009. We expect that the share repurchase program, with respect to the Class A common stock, will be used primarily to offset a portion of the shares that have been or will be issued under our 2005 Equity Incentive Plan and 2008 Incentive

Compensation Plan. As of June 30, 2008, approximately $243.1 million remained available under the share repurchase program. Purchases may be made in the open market or through privately negotiated transactions. Any purchases of our Class A common stock by Lazard Group in connection with this offering will reduce the aggregate amount otherwise available under the share repurchase program.

Bermuda Law

Our board of directors believes that it is of primary importance that our shareholders are treated fairly and have proper access to and recourse against the company. Bermuda was chosen as our place of incorporation for several reasons, including its acceptability to our working members, who are domiciled around the world, and potential investors. Bermuda has an established corporate law which, coupled with the provisions of our bye-laws, we believe provides shareholders with an appropriate level of protection and rights.

We are an exempted company organized under the Companies Act. The rights of our shareholders, including those persons who will become shareholders in connection with this offering, are governed by Bermuda law and our memorandum of association and bye-laws. The Companies Act differs in some material respects from laws generally applicable to U.S. corporations and their shareholders. For a summary of the material provisions of Bermuda law and our organizational documents please see “Description of Capital Stock—Bermuda Law” in our S-1 Registration Statement.

Registration Rights

For a description of registration rights available under the LAZ-MD Holdings stockholders’ agreement, see “Certain Relationships and Related Transactions—LAZ-MD Holdings Stockholders’ Agreement” in our Proxy Statement.

Registration rights have also been granted to Natixis. The registration rights agreement provides that Natixis generally will have unlimited “piggyback” registration rights and additional demand rights. See “—Natixis Investment in Our Common Stock—Registration Rights.”

Transfer Agent and Registrar

A register of holders of our common stock will be maintained by Codan Services Limited in Bermuda, and a branch register will be maintained in the U.S. by the Bank of New York, who will serve as branch registrar and transfer agent.

Description of Lazard Group Membership Interests

For a description of Lazard Group membership interests see “Description of Capital Stock—Description of Lazard Group Membership Interests” in our S-1 Registration Statement.

Participatory Interests

For a description of participatory interests see “Description of Capital Stock—Description of Lazard Group Membership Interests” in our S-1 Registration Statement.

Natixis Investment in Our Common Stock

Under the Natixis placements, IXIS (now known as Natixis) participated as an investor in our recapitalization transactions in May 2005, purchasing $150 million of Lazard’s equity security units (“ESUs”) (which represented a contract to purchase our common stock on May 15, 2008 and a senior note of Lazard Group in an aggregate amount of $150 million) and 2,000,000 shares of our common stock at the equity public offering price of $25 per share. On May 15, 2008, the ESUs held by Natixis were settled and Natixis was issued 4,999,800 shares of common stock. In connection with Natixis’s investment, we have agreed that we will nominate one person designated by Natixis to our board of directors until such time as (1) the shares of our common stock then owned by Natixis, plus (2) the shares of our common stock issued under the terms of the ESUs then owned by Natixis, constitute less than 50% of the sum of (a) the shares of our common stock initially purchased by Natixis, plus (b) the shares of our common stock issued under the terms of the ESUs purchased by Natixis. Dominique Ferrero is the current Natixis representative on our board of directors.

Registration Rights

Pursuant to a registration rights agreement, we granted Natixis registration rights with respect to securities purchased by Natixis in connection with the equity public offering and the ESU offering. The Natixis registration rights agreement provides that holders of those securities generally will have unlimited “piggyback” registration rights. The registration rights agreement also grants Natixis four demand registration rights requiring that we register the shares of our common stock held by Natixis, provided that the amount of securities subject to such demand constitutes at least 25% of the shares of our common stock held by Natixis and have an aggregate market value in excess of $20 million.

Intesa

For a description of the termination of Lazard Group’s joint venture with Intesa, see Lazard Group’s Current Report on Form 8-K, filed on May 17, 2006. See “Where You Can Find More Information.”

Registration Rights

Pursuant to the terms of the $150 million convertible subordinated note, we will enter into a registration rights agreement with Intesa upon the initial conversion of the note. The registration rights agreement will provide that Intesa generally will have unlimited “piggyback” registration rights and additional demand rights.

Delaware Law

The terms of share capital of corporations incorporated in the U.S., including Delaware, differ from corporations incorporated in Bermuda. See “Description of Capital Stock—Delaware Law” in our S-1 Registration Statement for a discussion highlighting the material differences of the rights of a shareholder of a Delaware corporation compared with the rights of our shareholders under Bermuda law.

MATERIAL U.S. FEDERAL INCOME TAX AND BERMUDA TAX CONSIDERATIONS

The following discussion of our taxation and the taxation of our shareholders does not purport to be a comprehensive discussion of all the tax considerations that may be relevant to your decision to purchase common stock.

The discussion is based upon current law, including the Internal Revenue Code of 1986, as amended (the “Code”). Legislative, judicial or administrative changes or interpretations may be forthcoming that could be retroactive and could affect the tax consequences to holders of common stock.

The tax treatment of a holder of common stock, or of a person treated as a holder of common stock for federal income, state, local or foreign tax purposes, may vary depending on the holder’s particular tax situation. Statements contained herein as to the beliefs, expectations and conditions of Lazard and its subsidiaries, as they relate to the application of such tax laws or facts, represent the view of management and do not represent the opinions of counsel.

Prospective investors (including all Non-U.S. Persons as defined below) should consult their own tax advisors concerning the U.S. federal, state, local and foreign tax consequences of owning common shares under the laws of their countries of citizenship, residence, ordinary residence or domicile, including any information reporting obligations that may be imposed on an investor.

Taxation of Lazard and Its Subsidiaries

Bermuda

At the present time, Lazard Ltd is not subject to any Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax. Lazard Ltd has obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 28, 2016, be applicable to us, to any of our operations or to our shares, debentures or other obligations, except insofar as such tax applies to persons ordinarily resident in Bermuda or to any taxes payable by us in respect of real property owned or leased by us in Bermuda.

United States

Partnership Status of Lazard Ltd.    In connection with our formation, we made an election to be treated as a partnership for U.S. federal income tax purposes. An entity that is treated as a partnership for U.S. federal income tax purposes is not a taxable entity and incurs no U.S. federal income tax liability. Instead, each partner is required to take into account its allocable share of items of income, gain, loss, and deduction of the partnership in computing its U.S. federal income tax liability, regardless of whether cash distributions are made. Distributions of cash by a partnership to a partner are generally not taxable unless the amount of cash distributed to a partner is in excess of the partner’s adjusted basis in its partnership interest.

Because Lazard Ltd is a “publicly traded partnership” within the meaning of Section 7704(b) of the Code, Lazard Ltd will be taxable as a corporation unless 90% or more of its gross income (which does not include the income of its corporate subsidiaries) for each taxable year beginning with the year of our equity public offering is “qualifying income.” For this purpose, qualifying income includes interest

(other than interest derived in the conduct of a financial business), dividends, and gains from capital assets held for the production of interest or dividends. Although certain of Lazard Group’s corporate subsidiaries will conduct a financial business (which gives rise to income that would not be qualifying income), Lazard Ltd does not believe, on the basis of all the facts and circumstances, that it will be treated as conducting a financial business within the meaning of Section 7704 of the Code. However, the Internal Revenue Service (the “IRS”) may challenge this position. While we intend to manage our affairs so that Lazard Ltd will meet the 90% test in each taxable year, we may not be able to do so.

On June 14, 2007, the Chairman and the Ranking Republican member of the United States Senate Committee on Finance introduced legislation that would tax as corporations those publicly traded partnerships that directly or indirectly derive any income from investment advisor or asset management services. This new legislation, if enacted in its proposed form, would be effective as of June 14, 2007, and, under a transition rule, it would apply to Lazard Ltd in respect of Lazard Ltd’s taxable year beginning January 1, 2013. As a result, under this new legislation, if enacted in its proposed form, as of January 1, 2013 Lazard Ltd would be treated as a corporation for U.S. federal income tax purposes and shareholders of Lazard Ltd would therefore be treated for U.S. federal income tax purposes as shareholders of a corporation, not as partners of a partnership. At this time we are unable to predict with any degree of certainty whether or not this proposed legislation will be enacted in its current form.

The remainder of this discussion assumes that Lazard Ltd will be treated as a partnership for U.S. federal income tax purposes.

U.S. Subsidiaries and Effectively Connected Income of Non-U.S. Subsidiaries.    Lazard Group has been structured as a limited liability company, and is treated as a partnership for U.S. federal income tax purposes. As members of Lazard Group, certain U.S. subsidiaries of Lazard Ltd will be subject to U.S. federal income tax on a net income basis on their share of the income of Lazard Group and its subsidiaries. In addition, certain non-U.S. subsidiaries of Lazard Ltd will be subject to U.S. federal income tax on a net income basis on the income of Lazard Group and its subsidiaries that is “effectively connected” with their conduct of a trade or business in the U.S. In addition, those non-U.S. Lazard Ltd subsidiaries will be subject to a “branch profits” tax on their “effectively connected earnings and profits” (as determined for U.S. federal income tax purposes), with certain adjustments and a U.S. withholding tax on certain U.S. source income that is not “effectively connected” with a U.S. trade or business. The branch profits tax and the U.S. withholding tax are imposed at a rate of 30%, unless an applicable income tax treaty provides for a lower rate. The eligibility of our non-U.S. subsidiaries for treaty benefits depends upon their being “qualified residents” of their country, which in turn depends upon, among other things, at least 50% of the principal class of their shares being considered “ultimately owned” by U.S. citizens or persons that are “qualified residents” of the U.S. or of the treaty partner. We expect that these subsidiaries were eligible for benefits under the income tax treaty between the U.S. and relevant foreign country at the time of our equity public offering, which provides for a maximum branch profits tax rate of 5% and a withholding tax rate of 0%. This requirement may not, however, be satisfied in any taxable year and we may not be able to document that fact to the satisfaction of the IRS.

Legislation enacted in 2004 provides that non-U.S. corporations meeting certain ownership, operational and other tests may be treated as U.S. corporations for U.S. federal income tax purposes and, thus, be subject to U.S. federal income tax on their worldwide income. Lazard Ltd does not believe this legislation applies to Lazard Ltd or its non-U.S. subsidiaries. See “Risk Factors—In the event of a change or adverse interpretation of relevant income tax law, regulation or treaty, or a failure to qualify for treaty benefits, our overall tax rate may be substantially higher than the rate used for purposes of our consolidated financial statements,” in our Annual Report on Form 10-K.

Personal Holding Companies.    Any of our U.S. subsidiaries could be subject to additional U.S. tax on a portion of its income if any of them is considered to be a personal holding company, or “PHC,” for U.S. federal income tax purposes. A U.S. corporation generally will be classified as a PHC for U.S. federal income tax purposes in a given taxable year if (1) at any time during the last half of such taxable year, five or fewer individuals (without regard to their citizenship or residency and including as individuals for this purpose certain entities such as certain tax-exempt organizations and pension funds) own or are deemed to own (pursuant to certain constructive ownership rules) more than 50% of the stock of the corporation by value and (2) at least 60% of the corporation’s adjusted ordinary gross income, as determined for U.S. federal income tax purposes, for such taxable year consists of “PHC income” (which includes, among other things, dividends, interest, royalties, annuities and, under certain circumstances, rents). The PHC rules do not apply to non-U.S. corporations.

We believe that five or fewer individuals or tax-exempt organizations will be treated as owning more than 50% of the value of our shares. Consequently, one or more of our U.S. subsidiaries could be or become PHCs, depending on whether any such subsidiaries satisfy the PHC gross income test. We intend to cause our subsidiaries to manage their affairs in a manner that reduces the possibility that any of them will meet the 60% income threshold. We cannot be certain, however, that our subsidiaries will not become PHCs following this offering or in the future.

If any of our U.S. subsidiaries is or were to become a PHC in a given taxable year, such company would be subject to an additional 15% PHC tax on its “undistributed PHC income,” which generally includes the company’s taxable income, subject to certain adjustments. For taxable years beginning after December 31, 2010, the PHC tax rate on “undistributed PHC income” will be equal to the highest marginal rate on ordinary income applicable to individuals. Consequently, if our U.S. subsidiaries were to become PHCs, the amount of PHC income may be material.

Taxation of Shareholders

Bermuda Taxation

Under current Bermuda law, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by our shareholders in respect of our common stock.

U.S. Federal Income Taxation

The following discussion sets forth the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our common stock. Unless otherwise stated, this summary deals only with shareholders who are U.S. Persons (as defined below), who purchase their common stock in this offering, who did not own (directly or indirectly, through foreign entities or constructively) common stock of Lazard Ltd prior to this offering and who hold their common stock as capital assets within the meaning of Section 1221 of the Code.

The discussion does not purport to address all of the U.S. federal income tax consequences that may be relevant to a particular shareholder in light of such shareholder’s specific circumstances. For example, if a partnership holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding common stock, you should consult your tax advisor. In addition, except as expressly stated, the following summary does not address the U.S. federal income tax consequences that may be relevant to special classes of shareholders who may be subject to special rules or treatment under the Code, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, partnerships or other pass-through entities, financial asset securitization investment trusts, dealers or traders in securities, tax-exempt organizations, expatriates, any person who owns or is deemed to own 10% or more of the total combined voting power of all classes of shares of Lazard Ltd entitled to vote, any person who holds common stock as part of a hedging or conversion transaction or as part of a short-sale or straddle or any individual who is a non-U.S. Person (as defined below) and who is present in the U.S. for 183 days or more in a taxable year. Furthermore, the discussion does not include any description of the tax laws of any state or local governments within the U.S. and this discussion does not address any information reporting obligations imposed on our shareholders as a result of the purchase, ownership or disposition of our common stock or any aspects of estate and gift taxation.

For purposes of this discussion, the term “U.S. Person” means (1) a citizen or resident of the U.S., (2) a corporation created or organized in or under the laws of the U.S., or any political subdivision thereof (including the District of Columbia), (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source, (4) a trust if either (a) a court within the U.S. is able to exercise primary supervision over the administration of such trust and one or more U.S. Persons have the authority to control all substantial decisions of such trust or (b) the trust has a valid election in effect to be treated as a U.S. Person for U.S. federal income tax purposes or (5) any other person or entity that is treated for U.S. federal income tax purposes as if it were one of the foregoing. The term “non-U.S. Person” means any person other than a U.S. Person.

Partner Status.    Beneficial owners of shares who are also shareholders of record of Lazard Ltd will be treated as partners of Lazard Ltd for U.S. federal income tax purposes. Beneficial owners whose common stock is held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common stock also will be treated as partners of Lazard Ltd for U.S. federal income tax purposes.

A beneficial owner of common stock whose common stock have been transferred to a short seller to complete a short sale would appear to lose its status as a partner with respect to this common stock for U.S. federal income tax purposes. Please read “—Treatment of Shares Lent to Short Sellers.”

Flow-Through of Taxable Income.    Lazard Ltd will not pay any U.S. federal income tax. Instead, each shareholder will be required to report on its U.S. federal income tax return its allocable share of our income, gains, losses, and deductions without regard to whether corresponding cash distributions are received by that shareholder. Although we generally intend to operate our business so that our only net income consists of dividends received from our subsidiaries (and possibly interest), and we intend to allocate that income to the shareholders of Lazard Ltd to whom it is distributed, a shareholder may be allocated a share of our income even if it has not received a cash distribution. Each shareholder must include in income its allocable share of our income, gain, loss, and deduction for our taxable year ending with or within such shareholder’s taxable year.

We expect that our gross income will be derived principally from distributions on and redemptions of shares of our wholly-owned subsidiaries’ stock. Such distributions and redemptions will be taxable as dividend income to the extent of the payor corporation’s current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, then treated as a tax-free return of capital to the extent of our basis in the payor corporation’s stock, and thereafter taxed as capital gain.

To the extent received by Lazard Ltd from a U.S. subsidiary, such dividend income received before 2011 that is allocable to individual Lazard Ltd shareholders that are U.S. Persons should be eligible for reduced rates of tax, provided that certain holding period requirements are satisfied.

Subject to the discussions below relating to the potential application of the passive foreign investment company, or “PFIC,” rules to our non-U S. subsidiaries, dividend income received from our non-U.S. subsidiary before 2011 that is allocable to individual Lazard Ltd shareholders that are U.S.

Persons should be characterized as “qualified dividend income” eligible for reduced rates of tax, provided that certain holding period requirements are satisfied and that the payor corporation is a “qualified resident” of the relevant treaty partner as described above.

Treatment of Distributions.    Because of the flow-through of taxable income described above, Lazard Ltd’s distributions to a shareholder generally will not be taxable to the shareholder for U.S. federal income tax purposes to the extent of such shareholder’s tax basis in its common shares immediately before the distribution. Our cash distributions in excess of a shareholder’s tax basis generally will be considered to be gain from the sale or exchange of the common shares, taxable in accordance with the rules described under “—Dispositions of Common Shares” below. Any reduction in a shareholder’s share of our liabilities, if any, for which no partner bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that shareholder. A decrease in a shareholder’s percentage interest in Lazard Ltd because of our issuance of additional common shares would decrease its share of our nonrecourse liabilities, if any, and thus would result in a corresponding deemed distribution of cash. However, we generally intend to operate our business so that Lazard Ltd has no direct “nonrecourse liabilities.”

Basis of Common Stock.    A shareholder will have an initial tax basis for its common shares equal to the amount it paid for the common stock plus its share of our nonrecourse liabilities, if any. That basis will be increased by its share of Lazard Ltd income and by any increases in its share of our nonrecourse liabilities, if any. That basis will be decreased, but not below zero, by distributions from Lazard Ltd, by the shareholder’s share of our losses, by any decrease in its share of our nonrecourse liabilities (if any) and by its share of Lazard Ltd expenditures that are not deductible in computing our taxable income and are not required to be capitalized.

Limitations on Deductibility of Our Losses.    Because we do not expect to hold any significant assets other than stock of our subsidiaries, Lazard Ltd will likely incur losses, if any, only under limited circumstances, including, potentially, upon a sale of some or all of the stock of its subsidiaries. If Lazard Ltd were to incur any losses, a shareholder’s use of such losses could be limited under the “at risk” or “passive loss” rules.

The deduction by a shareholder of its share of our losses will be limited to the tax basis in its common stock and, in the case of an individual shareholder or a corporate shareholder that is subject to the “at risk” rules, to the amount for which the shareholder is considered to be “at risk” with respect to our activities, if that is less than its tax basis. In general, a shareholder will be at risk to the extent of the tax basis of its common stock, excluding any portion of that basis attributable to its share of our nonrecourse liabilities (if any), reduced by any amount of money it borrows to acquire or hold its common stock, if the lender of those borrowed funds owns an interest in Lazard Ltd, is related to the shareholder, or can look only to the common stock for repayment. A shareholder’s at risk amount will generally increase or decrease as the tax basis of the shareholder’s common stock increases or decreases. A shareholder must recapture losses deducted in previous years to the extent that distributions cause its at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a shareholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that its tax basis or at risk amount, whichever is the limiting factor, subsequently increases. Upon the taxable disposition of common stock, any gain recognized by a shareholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations may no longer be used.

The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities only to the extent of the taxpayer’s income from those passive activities. A passive activity is defined as any activity that involves the conduct of a trade or business in which the taxpayer does not materially participate or any rental activity. We anticipate that the manner in which Lazard Ltd conducts its operations will not constitute the conduct of a trade or business for purposes of the passive activity loss rules. Consequently, these rules are not expected to apply to holders of our common stock. We cannot be certain, however, that our manner of operations will not change and that holders of our common stock will not become subject to the passive activity loss rules following this offering or in the future.

Prospective investors should consult their tax advisors as to the effects of the at risk and/or passive activity loss rules and any other limitations of deductions, including the 2% limitation on itemized deductions.

Limitations on Interest Deductions.    The deductibility of a non-corporate taxpayer’s “investment interest” expense is generally limited to the amount of that taxpayer’s “net investment income.” The IRS has announced that Treasury Regulations will be issued that characterize net passive income (as determined under the passive loss limitation rules) from a publicly-traded partnership as investment income for this purpose. In addition, the shareholder’s share of our dividend and interest income will be treated as investment income, although “qualified dividend income” subject to reduced rates of tax in the hands of an individual, as described above, will only be treated as investment income if the individual shareholder elects to treat such dividend as ordinary income not subject to reduced rates of tax. Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment,

•	our interest expense attributed to portfolio income, if any, and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a shareholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a common share. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.

Allocation of Income, Gain, Loss and Deduction.    In general, if Lazard Ltd has a net profit or net loss, its items of income, gain, loss and deduction are allocated among the shareholders in accordance with their particular percentage interests in Lazard Ltd. However, we generally intend to operate our business so that our only net income consists of dividends received from our subsidiaries (and possibly interest), and we intend to allocate that income to the shareholders of Lazard Ltd to whom it is distributed.

Special rules generally apply to determine the allocation of a partnership’s items of income, deduction, gain and loss related to “contributed property” (other than cash). Such special rules will have limited relevance to our shareholders because such rules will generally not adversely affect shareholders who purchase their shares directly from Lazard Ltd or from the selling shareholders for cash.

An allocation of items of our income, gain, loss or deduction, will generally be given effect for U.S. federal income tax purposes in determining a partner’s distributive share of an item of income, gain, loss or deduction only if the allocation has “substantial economic effect.” In any other case, a partner’s distributive share of an item will be determined on the basis of the partner’s interest in Lazard Ltd, which will be determined by taking into account all the facts and circumstances, including the partner’s relative contributions to Lazard Ltd, the interests of the partners in economic profits and losses, the interests of the partners in cash flow and other nonliquidating distributions and rights of the partners to distributions of capital upon liquidation.

Although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

Treatment of Shares Lent to Short Sellers.    A shareholder whose common shares are loaned to a “short seller” to cover a short sale of common shares may be considered as having disposed of ownership of those common shares. If so, the shareholder would no longer be a partner with respect to those common shares during the period of the loan and, although the shareholder will receive no cash, the shareholder may recognize gain or loss from the disposition, which will generally be capital gain or loss as described below under “—Dispositions of Common Shares.” As a result, during this period:

•	any of our income, gain, deduction or loss with respect to those common shares would not be reportable by the shareholder,

•	any cash distributions received by the shareholder with respect to those common shares would be fully taxable, and

•	all of these distributions would appear to be treated as ordinary income.

The holding period of a shareholder whose common shares are loaned to a “short seller” to cover a short sale of common shares will restart when the common shares are returned to the shareholder. Shareholders desiring to ensure their status as partners and avoid the risk of gain recognition should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their common shares. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please also read “—Disposition of Common Shares—Recognition of Gain or Loss.” Shareholders whose common shares are loaned to a “short seller” should consult their own tax advisors with respect to their status as partners of Lazard Ltd for U.S. federal income tax purposes.

Dispositions of Common Stock

Recognition of Gain or Loss.    A shareholder will recognize gain or loss on a sale of common stock equal to the difference between the amount realized and the shareholder’s tax basis for the common stock sold. A shareholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received plus its share of our nonrecourse liabilities, if any. Because the amount realized includes a shareholder’s share of our nonrecourse liabilities, if any, the gain recognized on the sale of common shares could result in a tax liability in excess of any cash received from the sale.

Prior distributions from Lazard Ltd that decreased a shareholder’s tax basis in that common share will, in effect, become taxable income if the common stock is sold at a price greater than the shareholder’s tax basis in that common stock, even if the price is less than its original cost.

Except as noted below (and, if applicable, under “—Passive Foreign Investment Companies”) gain or loss recognized by a shareholder on the sale or exchange of common stock will generally be taxable as capital gain or loss and as long-term capital gain or loss if the common stock were held for more than 12 months, subject (in the case of shareholders who are individuals) to tax in taxable years beginning before January 1, 2011 at a maximum U.S. federal income tax rate of 15%. Net capital loss may offset no more than $3,000 of ordinary income in the case of individuals and may only be used to offset capital gain in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method. On the other hand, a selling shareholder who can identify common stock transferred with an ascertainable holding period may elect to use the actual holding period of the common stock transferred. A shareholder electing to use the actual holding period of common stock transferred must consistently use that identification method for all subsequent sales or exchanges of common stock.

Section 754 Election.    Lazard Ltd has made the election permitted by Section 754 of the Code. The election is irrevocable without the consent of the IRS. The election generally permits Lazard Ltd to adjust a common stock purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Code to reflect the common stock purchaser’s purchase price. This election does not apply to a person who purchases common stock directly from Lazard Ltd. The Section 743(b) adjustment belongs to the purchaser and not to other partners. For purposes of this discussion, a partner’s inside basis in our assets will be considered to have two components, (1) its share of our tax basis in our assets (“common basis”) and (2) its Section 743(b) adjustment to that basis.

Because we do not expect Lazard Ltd to hold any significant assets other than stock of its subsidiaries, our Section 754 election will likely not be relevant to our shareholders except if Lazard Ltd sells, or is treated as selling, all or part of the stock of its subsidiaries. Generally, a Section 754 election is advantageous to a transferee shareholder if such shareholder’s tax basis in its common stock is higher than the common stock share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee shareholder would have a higher tax basis in its share of our assets for purposes of calculating, among other items, its share of any gain or loss on a sale of our assets. Conversely, a Section 754 election is disadvantageous to a transferee shareholder if such shareholder’s tax basis in its common stock is lower than those common shares’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the common stock may be affected either favorably or adversely by the election.

The calculations involved in the Section 754 election are complex, and we will make them on the basis of assumptions as to the value of our assets and other matters. The determinations we make may be successfully challenged by the IRS and any allocations resulting from them may be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, Lazard Ltd may seek permission from the IRS to revoke its Section 754 election (although Lazard Ltd will be required to make similar adjustments to a partner’s inside basis in its assets under certain circumstances even if no Section 754 election is in effect). If Lazard Ltd successfully revokes its Section 754 election, a subsequent purchaser of common stock may be allocated more income than it would have been allocated had the election not been revoked.

Constructive Termination.    Subject to the electing large partnership rules described below, Lazard Ltd will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. Lazard Ltd’s termination would result in the closing of our taxable year for all shareholders. In the case of a shareholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in its taxable income for the year of termination. Lazard Ltd would be required to make new tax elections after a termination, including a new election under Section 754 of the Code. A termination could also result in penalties if Lazard Ltd were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Passive Foreign Investment Companies.    In general, a foreign corporation will be a PFIC during a given year if (1) 75% or more of its gross income constitutes “passive income” or (2) 50% or more of its assets produce passive income.

If any of our direct non-U.S. subsidiaries were characterized as a PFIC during a given year, U.S. Persons holding common stock would be subject to adverse U.S. federal income tax consequences, including a penalty tax at the time of the sale at a gain of, (or receipt of an “excess distribution” with respect to) their shares, unless such persons made a “qualified electing fund election” or “mark-to-market” election. For these purposes, stock of a PFIC that is owned by Lazard Ltd is considered as owned proportionately by our shareholders. It is uncertain whether Lazard Ltd would be able to provide its shareholders with the information necessary for a U.S. Person to make a “qualified electing fund election” with respect to our non-U.S. subsidiaries.

We believe that none of Lazard’s non-U.S. subsidiaries should be treated as a PFIC. However, actual determination of PFIC status is fundamentally factual in nature and cannot be made until the close of the applicable taxable year. Moreover, we cannot be certain that the IRS will not challenge this position and that a court will not sustain such challenge. Prospective investors should consult their tax advisors as to the effects of the PFIC rules if they were to apply.

U.S. Federal Income Tax Considerations for Non-U.S. Persons.    Ownership of our common stock by non-U.S. Persons raises special U.S. federal income tax considerations. To the extent Lazard Ltd receives dividends from a U.S. subsidiary, distributions of such dividend income to Lazard Ltd shareholders who are non-U.S. Persons will be subject to U.S. withholding tax at a rate of 30%. A non-U.S. Person’s ability to lower such withholding rate under an applicable income tax treaty will likely be limited due to special rules under the Code relating to hybrid entities, such as Lazard Ltd, which is a partnership for U.S. federal income tax purposes but which may not be a partnership under the laws of the non-U.S. Person’s country of residence.

To the extent Lazard Ltd receives dividends from a non-U.S. subsidiary, distributions of such dividend income to Lazard Ltd shareholders who are non-U.S. Persons will not be subject to U.S. tax, unless such income were deemed to be effectively connected with a trade or business conducted by Lazard Ltd or the recipient shareholder in the U.S.

While we intend to manage our affairs so that Lazard Ltd will not be engaged in a trade or business in the U.S., we may not, however, be able to do so. If Lazard Ltd were engaged in a trade or business in the U.S., non-U.S. Persons that own our common stock will be considered to be engaged in business in the U.S. and will be subject to U.S. federal income tax on a net income basis at regular rates on income “effectively connected” with such trade or business.

Lazard Ltd will be required to pay withholding tax with respect to the portion of our income that is “effectively connected” with the conduct of a U.S. trade or business and which is allocable to non-U.S. Persons that hold our common stock. Under rules applicable to publicly-traded partnerships, Lazard Ltd will withhold taxes on actual cash distributions attributable to effectively connected income made quarterly to shareholders that are non-U.S. Persons at the highest marginal rate applicable to individuals at the time of the distribution. Each shareholder that is a non-U.S. Person must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for the taxes withheld or to claim the benefits of an applicable tax treaty. A change in applicable law may require us to change these procedures.

If Lazard Ltd is unable to avoid being considered to be engaged in a trade or business in the U.S., a foreign corporation that owns common stock may be subject to U.S. branch profits tax at a rate of 30%, in addition to regular federal income tax, on its allocable share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which are effectively connected with the conduct of a U.S. trade or business. That tax may be reduced or eliminated by an income tax treaty between the U.S. and the country of which the foreign corporate shareholder is a “qualified resident.” In addition, this type of shareholder is subject to special information reporting requirements under Section 6038C of the Code.

A shareholder that is a non-U.S. Person will be subject to U.S. federal income tax upon the sale or disposition of our common stock to the extent that such shareholder recognizes gain upon such sale or disposition and such gain is effectively connected with a U.S. trade or business of the shareholder. The IRS has concluded in a published ruling that a shareholder’s gain will be treated as effectively connected with a U.S. trade or business of the shareholder to the extent Lazard Ltd is treated as engaged in a U.S. trade or business through a fixed place of business in the U.S. and the shareholder’s gain is attributable to our U.S. source property.

Administrative Matters

Information Returns.    We intend to furnish to each shareholder, within 90 days after the close of each calendar year, specific tax information, which describes each shareholder’s share of our income, gain, loss and deduction for its preceding taxable year. In preparing this information, which will generally not be reviewed by counsel, we will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine the shareholder’s share of income, gain, loss and deduction. Any of those conventions may not yield a result that conforms to the requirements of the Code, regulations or administrative interpretations of the IRS. The IRS may successfully contend in court that those accounting and reporting conventions are impermissible. Any challenge by the IRS could negatively affect the value of the common stock.

Elective Procedures for Large Partnerships.    The Code allows large partnerships to elect streamlined procedures for income tax reporting. This election would reduce the number of items that must be separately stated on the Schedules K-1 that are issued to the shareholders, and such Schedules K-1 would have to be provided to shareholders on or before the first March 15 following the close of each taxable year. In addition, this election would prevent Lazard Ltd, which will be taxed as a partnership for U.S. federal income tax purposes, from suffering a “technical termination” (which would close our taxable year) if, within a twelve month period, there is a sale or exchange of 50% or more of our total interests. To date, Lazard Ltd has not made such an election.

Backup Withholding.    For each calendar year, Lazard Ltd will report to its U.S. shareholders and to the IRS the amount of distributions that it pays, and the amount of tax (if any) that it withholds on these distributions. Under the backup withholding rules, you may be subject to backup withholding tax with respect to distributions paid unless you: (i) are a corporation or come within another exempt category and demonstrate this fact when required; or (ii) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding tax and otherwise comply with the applicable requirements of the backup withholding tax rules. Exempt shareholders who are U.S. Persons should indicate their exempt status on a properly completed IRS Form W-9. A-non-U.S. Person may qualify as an exempt recipient by submitting a properly completed IRS Form W-8BEN. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a shareholder will be allowed as a credit against such shareholder’s U.S. federal income tax liability and may entitle the shareholder to a refund.

Treatment of Amounts Withheld.    If Lazard Ltd or any of its subsidiaries is required to withhold any U.S. tax on distributions made to any shareholder or to Lazard Ltd that are allocable to any shareholder, Lazard Ltd or such subsidiary will pay such withheld amount to the IRS. That payment, if made, will be treated as a distribution of cash to the shareholder with respect to whom the payment was made and will reduce the amount of cash to which such shareholder would otherwise be entitled.

Nominee Reporting.    Persons who hold an interest in Lazard Ltd as a nominee for another person are required to furnish to us:

(a)	the name, address and taxpayer identification number of the beneficial owner and the nominee,

(b)	whether the beneficial owner is:

(1)	a person that is not a U.S. Person,

(2)	a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing, or

(3)	a tax-exempt entity,

(c)	the amount and description of common stock held, acquired or transferred for the beneficial owner, and

(d)	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. Persons and specific information on common stock they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Code for failure to report that information to Lazard Ltd. The nominee is required to supply the beneficial owner of the common stock with the information furnished to Lazard Ltd.

UNDERWRITING

Lazard Ltd, the selling shareholders and the underwriters named below have entered into an underwriting agreement and a pricing agreement with respect to the shares of our common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. is acting as sole book-running manager of this offering and is acting as the representative of the underwriters.

Underwriters

Number of Shares
Goldman, Sachs & Co.	5,154,177
Lazard Capital Markets LLC	1,288,544

Total	6,442,721

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised. Also, pursuant to the Lazard Group Purchase, Lazard Group has agreed to purchase 715,858 shares from the selling shareholders through Goldman, Sachs & Co., as agent, at the public offering price less the underwriting discount. The Lazard Group Purchase is conditioned upon the closing of this offering.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 715,858 shares from the selling shareholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above. To the extent that this option is not exercised in full, Lazard Group, through Goldman, Sachs & Co., as agent, has agreed to separately purchase from the selling shareholders, at the public offering price less the underwriting discount, all of those shares covered by the option and not purchased pursuant to the option. Thus, the total number of shares expected to be purchased by Lazard Group in this offering and pursuant to the Lazard Group Purchase will range between 715,858 and 1,431,716. Any shares sold to Lazard Group pursuant to these arrangements shall be deemed to have been purchased by Goldman, Sachs & Co. on behalf of, and solely as agent for, Lazard Group.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling shareholders for shares sold in this offering. We have agreed to pay the expenses of the selling shareholders in this offering, in connection with the Lazard Group Purchase and in connection with any purchases by Lazard Group of shares covered by the underwriters’ option to purchase additional shares and not purchased pursuant to the option. The selling shareholders will pay the underwriting discounts and commissions and custodial fees applicable to the shares that they sell. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 715,858 additional shares from the selling shareholders.

Paid by the Selling Shareholders	No Exercise	Full Exercise
Per Share	$1.3875	$1.3875
Total	$8,939,275	$9,932,528

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover page of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.8325 per share from the public offering price. If all of the shares are not sold at the public offering price, the representative may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance, and subject to the underwriters’ right to reject any order in whole or in part.

Each of us and the selling shareholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our shares of common stock or securities convertible into or exchangeable for shares of our common stock during the period from the date of this prospectus supplement continuing through (a) in the case of Lazard Ltd, the date 90 days after the date of this prospectus supplement and (b) in the case of the selling shareholders, the date 180 days after the date of this prospectus supplement, except with the prior written consent of Goldman, Sachs & Co.

Our common stock is traded on the New York Stock Exchange under the symbol “LAZ”.

In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the selling shareholders in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of shares of our common stock made by the underwriters in the open market prior to the completion of this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own account, may have the effect of preventing or retarding a decline in the market price of the company’s stock and, together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of shares of our common stock. As a result, the price of shares of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA would not, if the Issuer was not an authorized person, apply to the Issuer; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Lazard estimates that the total expenses of this offering, and of the Lazard Group Purchase and of any purchases by Lazard Group of shares covered by the underwriters’ option to purchase additional shares and not purchased pursuant to the option, all of which will be borne by Lazard, and excluding underwriting discounts and commissions, will be approximately $1.0 million.

Lazard and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they have received or may receive customary fees and expenses. Lazard Ltd, Lazard Group and their affiliates have in the past provided, and may in the future from time to time provide, similar services to the underwriters and their affiliates on customary terms and for customary fees. Lazard Capital Markets LLC, a subsidiary of LFCM Holdings, which is an entity which owns and operates the separated businesses and which is owned by current and former working members of Lazard Group, including our managing directors, will be participating in the distribution of this offering. Pursuant to a Business Alliance Agreement we have entered into with LFCM Holdings, we will be entitled to receive approximately half of the revenue obtained by LFCM Holdings and its subsidiary Lazard Capital Markets LLC in connection with this offering. See “Certain Relationships and Related Transactions—Relationship with LAZ-MD Holdings and LFCM Holdings—Business Alliance Agreement” in our Proxy Statement. Goldman, Sachs & Co. was an underwriter in the equity public offering and the ESU offering and an initial purchaser in two privately placed Lazard Group notes offerings. Additionally, certain employees of some of the underwriters and their affiliates have invested their personal assets in various funds managed by our affiliates.

VALIDITY OF COMMON STOCK

The validity of the shares of our common stock offered hereby has been passed upon for Lazard Ltd by Conyers Dill & Pearman, Hamilton, Bermuda. Lazard has been represented by Cravath, Swaine & Moore LLP. The underwriters have been represented by Sullivan & Cromwell LLP, New York, New York.

EXPERTS

The consolidated financial statements and the related financial statement schedule, incorporated in this prospectus supplement by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, and the effectiveness of Lazard Ltd’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Prospectus

Class A Common Stock

Debt Securities

6.625% Equity Security Units

Preference Shares

Warrants

Stock Purchase Contracts

Stock Purchase Units

The securities covered by this prospectus may be sold from time to time by Lazard Ltd. In addition, selling security holders to be named in a prospectus supplement may offer and sell from time to time, a number of shares of our Class A common stock, which we refer to as our “common stock,” or our 6.625% equity security units, which we refer to as “ESUs,” in such amounts as set forth in a prospectus supplement. We may, and any selling security holder may, offer the securities independently or together in any combination for sale directly to purchasers or through underwriters, dealers or agents to be designated at a future date. Unless otherwise set forth in a prospectus supplement, we will not receive any proceeds from the sale of shares of our common stock or ESUs by any selling security holders.

When we offer securities, we will provide you with a prospectus supplement describing the specific terms of the specific issue of securities, including the offering price of the securities. You should carefully read this prospectus and the prospectus supplement relating to the specific issue of securities, together with the documents we incorporate by reference, before you decide to invest in any of these securities.

THIS PROSPECTUS MAY NOT BE USED TO OFFER OR SELL ANY SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

Our Class A common stock is traded on The New York Stock Exchange under the symbol “LAZ”. Our ESUs are traded on The New York Stock Exchange under the symbol “LDZ.”

Investing in our securities involves risks. See “Risk Factors” on page 4 of this prospectus, “Risks Related to Business” on page 15 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and “Item 1A. Risk Factors” on page 73 of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The securities may be offered and sold to or through underwriters, dealers or agents as designated from time to time, or directly to one or more other purchasers or through a combination of such methods. See “Plan of Distribution.” If any underwriters, dealers or agents are involved in the sale of any of the securities, their names, and any applicable purchase price, fee, commission or discount arrangements between or among them, will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement.

Prospectus Dated November 21, 2006.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the United States Securities and Exchange Commission, which we refer to in this prospectus as the “SEC,” using the “shelf” registration process. Under this shelf registration process, we, or certain of our shareholders, may sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer and the shares of our common stock or ESUs that we or a selling security holder may offer. Each time we, or, under certain circumstances, our shareholders, sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to, update or change information contained in this prospectus and, accordingly, to the extent inconsistent, information in this prospectus is superseded by the information in any prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

The prospectus supplement will describe: the terms of the securities offered, any initial public offering price, the price paid to us for the securities, the net proceeds to us, the manner of distribution and any underwriting compensation and the other specific material terms related to the offering of these securities. For more detail on the terms of the securities, you should read the exhibits filed with or incorporated by reference in our registration statement of which this prospectus forms a part.

In this prospectus, unless the context otherwise requires, the terms:

•

“Lazard,” “we,” “our,” “us,” and the “Company” refer to Lazard Ltd, a Bermuda exempted company whose shares of common stock are publicly traded on the New York Stock Exchange under the symbol “LAZ,” and its subsidiaries, including Lazard Group.

•

“Lazard Group,” refers to Lazard Group LLC, a Delaware limited liability company that is the holding company for the subsidiaries that conduct Lazard’s business (which includes all of the businesses, subsidiaries, assets and liabilities of Lazard Ltd and Lazard Group, which we refer to in this prospectus as “our business”).

References to “securities” includes any security that we might sell under this prospectus or any prospectus supplement.

We prepare our financial statements in U.S. dollars and prepare our financial statements, including all of the financial statements incorporated by reference or included in this prospectus, in conformity with accounting principles generally accepted in the U.S., or “U.S. GAAP.” We have a fiscal year end of December 31. In this prospectus, except where otherwise indicated, references to “$” or “dollars” are to the lawful currency of the U.S.

Historical results of operations are reported as a historical partnership until the equity public offering on May 10, 2005 and do not include, among other things, payments for services rendered by managing directors as compensation expense and a provision for U.S. federal income taxes. Such payments and tax provisions are included in subsequent periods. Therefore, historical results for periods prior to the equity public offering on May 10, 2005 and periods subsequent thereto are not comparable.

The Lazard logo and the other trademarks, trade names and service marks of Lazard mentioned in this prospectus, including Lazard®, are the property of, and are used with the permission of, our subsidiaries.

This prospectus contains summaries of certain provisions contained in some of the documents described herein. Please refer to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of the documents referred to herein have been filed, or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under “Where You Can Find More Information.”

Because we are a “well-known seasoned issuer,” as defined in Rule 405 of the Securities Act of 1933, as amended, which we refer to in this prospectus as the “Securities Act,” we may add to and offer additional securities, including secondary securities, by filing a prospectus supplement with the SEC at the time of the offer. In addition, we are able to add our subsidiaries and securities to be issued by them if we guarantee such securities. Also, our subsidiaries may guarantee any debt securities that we issue under this prospectus.

You should rely only on the information contained in this prospectus or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. The distribution of this prospectus and sale of these securities in certain jurisdictions may be restricted by law. Persons in possession of this prospectus are required to inform themselves about and observe any such restrictions. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

LAZARD LTD

We are a preeminent international financial advisory and asset management firm that has long specialized in crafting solutions to the complex financial and strategic challenges of our clients. We serve a diverse set of clients around the world, including corporations, partnerships, institutions, governments and high-net worth individuals. The first Lazard partnership was established in 1848. Over time we have extended our activities beyond our roots in New York, Paris and London. We operate today from 29 cities in key business and financial centers across 16 countries throughout Europe, North America, Asia, Australia and South America. We focus primarily on two businesses, Financial Advisory and Asset Management. We believe that the mix of our activities across business segments, geographic regions, industries and investment strategies helps to diversify and stabilize our revenue stream.

Lazard Ltd was incorporated in Bermuda on October 25, 2004. Lazard Group was formed in Delaware on March 2, 2000 under the name Lazard LLC and was renamed Lazard Group LLC on May 10, 2005. Our principal executive offices are located in the U.S. at 30 Rockefeller Plaza, New York, New York 10020, with a general telephone number of (212) 632-6000, in France at 121 Boulevard Haussmann, 75382 Paris Cedex 08, with a general telephone number of 33-1-44-13-01-11, in the U.K. at 50 Stratton Street, London W1J 8LL, with a general telephone number of 44-207-187-2000 and in Italy at via Dell’Orso 2, 20121 Milan, with a general telephone number of 39-02-723121. Lazard Ltd’s registered office in Bermuda is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, with a general telephone number of (441) 295-1422. We maintain an Internet site at http://www.lazard.com. Our websites and the information contained on those sites, or connected to those sites, are not incorporated into this prospectus, and you should not rely on any such information in making your decision whether to purchase our securities.

RISK FACTORS

Before you invest in securities issued by Lazard Ltd, you should carefully consider the risks involved. Accordingly, you should carefully consider:

•	the information contained in or incorporated by reference into this prospectus,

•	the information contained in or incorporated by reference into any prospectus supplement relating to specific offerings of securities,

•

the risks described in our Annual Report on Form 10-K for our most recent fiscal year and in any Quarterly Report on Form 10-Q, which we have filed since our most recent Annual Report on Form 10-K, each of which is incorporated by reference into this prospectus, and

•

other risks and other information that may be contained in, or incorporated by reference from other filings we make with the SEC, including in any prospectus supplement relating to specific offerings of securities.

The discussion of risks related to our business contained in or incorporated by reference into this prospectus or into any prospectus supplement comprises material risks of which we are aware. If any of the events or developments described actually occurred, our business, financial condition or results of operations would likely suffer.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any accompanying prospectus supplement and the information incorporated herein and therein by reference include forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, which we refer to in this prospectus as the “Exchange Act.” We have made statements in the prospectus and in the information incorporated by reference in this prospectus under the captions “Lazard Ltd,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in other sections of this prospectus, and in the information incorporated by reference in this prospectus that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” and the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to known and unknown risks, uncertainties and assumptions about us, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the numerous risks and uncertainties outlined in “Risk Factors,” including the following:

•	a decline in general economic conditions or the global financial markets,

•	losses caused by financial or other problems experienced by third parties,

•	losses due to unidentified or unanticipated risks,

•	a lack of liquidity, i.e., ready access to funds, for use in our businesses, and

•	competitive pressure.

These risks and uncertainties are not exhaustive. Other sections of this prospectus may include additional factors which could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for our management to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations and we do not intend to do so.

Forward-looking statements include, but are not limited to, statements about the:

•	business’ possible or assumed future results of operations and operating cash flows,

•	business’ strategies and investment policies,

•	business’ financing plans and the availability of short-term borrowing,

•	business’ competitive position,

•	potential growth opportunities available to our businesses,

•	recruitment and retention of our managing directors and employees,

•	target levels of compensation,

•	business’ potential operating performance, achievements, productivity improvements, efficiency and cost reduction efforts,

•	likelihood of success and impact of litigation,

•	expected tax rate,

•	changes in interest and tax rates,

•	expectation with respect to the economy, securities markets, the market for mergers and acquisitions activity, the market for asset management activity and other industry trends,

•	effects of competition on our businesses, and

•	impact of future legislation and regulation on our businesses.

Lazard is committed to providing timely and accurate information to the investing public, consistent with our legal and regulatory obligations. To that end, we use websites to convey information about our businesses, including the anticipated release of quarterly financial results, quarterly financial, statistical and business-related information, and the posting of updates of assets under management, or which we refer to in this prospectus as “AUM,” in various mutual funds, hedge funds and other investment products managed by Lazard Asset Management, or which we refer to in this prospectus as “LAM,” and its subsidiaries. Monthly updates of these funds are posted to the LAM website (http://www.lazardnet.com) by the 3rd business day following the end of each month. Investors can link to Lazard Ltd, Lazard Group and their operating company websites through http://www.lazard.com. Our websites and the information contained on those sites, or connected to those sites, are not incorporated into this prospectus, and you should not rely on any such information in making your decision whether to purchase our securities.

SELLING SECURITY HOLDERS

We may register shares of our common stock or our ESUs covered by this prospectus for re-offers and resales by any selling security holders to be named in a prospectus supplement. Because we are a well-known seasoned issuer, as defined in Rule 405 of the Securities Act, we may add secondary sales of shares of our common stock or our ESUs by any selling security holders by filing a prospectus supplement with the SEC. We may register these securities to permit selling security holders to resell their securities when they deem appropriate. A selling security holder may resell all, a portion or none of their securities at any time and from time to time. We may register those securities for sale through an underwriter or other plan of distribution as set forth in a prospectus supplement. See “Plan of Distribution.” Selling security holders may also sell, transfer or otherwise dispose of some or all of their securities in transactions exempt from the registration requirements of the Securities Act. We may pay all expenses incurred with respect to the registration of the securities owned by the selling security holders, other than underwriting fees, discounts or commissions, which will be borne by the selling security holders. We will provide you with a prospectus supplement naming the selling security holders, the amount of securities to be registered and sold and any other terms of the securities being sold by a selling security holder.

USE OF PROCEEDS

Unless otherwise indicated in a prospectus supplement, we intend to use the net proceeds from the sale of our securities for general corporate purposes, possible future repayments of indebtedness or for such other purposes as may be specified in the applicable prospectus supplement. Unless otherwise set forth in a prospectus supplement, we will not receive any proceeds from any sales of our securities by any selling security holder to be named in a prospectus supplement.

DESCRIPTION OF CAPITAL STOCK WE OR SELLING SECURITY HOLDERS MAY OFFER

For a description of the common stock we or selling security holders may offer, see “Description of Capital Stock,” in Lazard Ltd’s final prospectus filed pursuant to Rule 424(b)(3) of the Securities Act on May 6, 2005 with respect to the Registration Statement on Form S-1 (File No. 333-121407). See “Where You Can Find More Information.”

DESCRIPTION OF ESUs SELLING SECURITY HOLDERS MAY OFFER

For a description of the ESUs selling security holders may offer, see “Description of the Equity Security Units,” in Lazard Ltd’s and Lazard Group’s final prospectus filed pursuant to Rule 424(b)(3) of the Securities Act on May 6, 2005, with respect to the Registration Statement on Form S-1 (File No. 333-123463). See “Where You Can Find More Information.”

DESCRIPTION OF DEBT SECURITIES WE MAY OFFER

The following description of the terms of the debt securities we may issue sets forth certain general terms and provisions of any debt securities to which any prospectus supplement may relate. Particular terms of debt securities offered by any prospectus supplement and the extent, if any, to which these general terms and provisions shall apply to any debt securities so offered will be described in the prospectus supplement relating to the applicable debt securities. The applicable prospectus supplement may also state that any of the terms set forth in this description are inapplicable to such debt securities. This description does not purport to be complete.

General

We may enter into indenture agreements with respect to any debt securities we may offer. We may enter into separate indentures, with different trustees, for our debt securities. We use the term “indentures” to refer to any such indentures we may enter into, and we use the term “trustees” to refer to the trustees under such indentures. The material terms of any indenture governing a series of debt securities will be described in the applicable prospectus or prospectus supplement. The indentures will be qualified under the Trust Indenture Act.

If specified in the prospectus supplement or other offering material, certain of our subsidiaries may guarantee such debt securities or we may guarantee debt securities issued by our subsidiaries as described in the prospectus supplement or other offering material relating to the applicable debt securities.

Additional Information

We will describe in any applicable prospectus supplement the following terms relating to a series of debt securities:

•	the title,

•	any limit on the amount that may be issued,

•	whether or not we will issue the series of notes in global form, the terms and who the depository will be,

•	the maturity date,

•

the annual interest rate, which may be fixed or variable, or the method for determining the rate and the date interest will begin to accrue, the dates interest will be payable and the regular record dates for interest payment dates or the method for determining such dates,

•	whether or not the notes will be secured or unsecured, and the terms of any secured debt,

•	the terms of the subordination of any series of subordinated debt,

•	the place where payments will be payable,

•	our right, if any, to defer payment of interest and the maximum length of any such deferral period,

•	the date, if any, after which, and the price at which, we may, at our option, redeem the series of notes pursuant to any optional redemption provisions,

•

the date, if any, on which, and the price at which we are obligated, pursuant to any mandatory sinking fund provisions or otherwise, to redeem, or at the holder’s option to purchase, the series of notes,

•	whether the indenture will restrict our ability to pay dividends, or will require us to maintain any asset ratios or reserves,

•	whether we will be restricted from incurring any additional indebtedness,

•	a discussion on any material or special United States federal income tax considerations applicable to the notes,

•	if applicable, a discussion of any material Bermuda tax considerations,

•	the denominations in which we will issue the series of notes, if other than denominations of $1,000 and any integral multiple thereof, and

•	any other specific terms, preferences, rights or limitations of, or restrictions on, the debt securities.

The applicable prospectus supplement will describe the terms of any debt securities offered thereby.

Conversion or Exchange of Debt Securities

Such prospectus or prospectus supplement will also describe, if applicable, the terms on which the debt securities may be converted or exchanged into our common stock, preference shares or other securities or property. These terms will include whether the conversion or exchange is mandatory, is at our option or is at the option of the holder. The prospectus supplement will describe how the number of shares of common stock, preference shares or other securities or property to be received would be calculated.

DESCRIPTION OF PREFERENCE SHARES WE MAY OFFER

The following description of the terms of the preference shares we may issue sets forth certain general terms and provisions of any series of preference shares to which any prospectus supplement may relate. Particular terms of the preference shares offered by any prospectus supplement and the extent, if any, to which these general terms and provisions shall apply to any series of preference shares so offered will be described in the prospectus supplement relating to the applicable preference shares. The applicable prospectus supplement may also state that any of the terms set forth in this description are inapplicable to such series of preference shares. This description does not purport to be complete and is subject to and qualified in its entirety by reference to applicable Bermuda law and the provisions of our bye-laws relating to our preference shares.

We may issue preference shares. Preference shares may be issued independently or together with any other securities and may be attached to or separate from the securities.

Pursuant to Bermuda law and our bye-laws, our board of directors by resolution may establish one or more class or series of preference shares having such number of shares, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the board of directors without any shareholder approval. Such rights, preferences, powers and limitations as may be established could also have the effect of discouraging an attempt to obtain control of Lazard Ltd. We currently have 15,000,000 authorized preference shares, par value $0.01 per share.

The board of directors, in approving the issuance of a class or series of preference shares and the applicable prospectus supplement, will set forth with respect to such class or series, the following:

•	the number of shares in the class or series,

•	the designations of the class or series,

•

the dividend rates on the shares of that class or series (including, whether dividends are cumulative, and if so, from which date(s)) and the relative rights of priority, if any, of the payment of dividends on shares of that class or series,

•	whether that class or series has voting rights (in addition to voting rights provided by law), and if so, the terms of such voting rights,

•

the conversion or exchange rights of the class or series, if any (including conversion into common stock), including the terms and conditions of such conversion or exchange (including provision for adjustment of the conversion or exchange rate as the board of directors determines),

•	whether the class or series will have a sinking fund for the redemption or repurchase of shares of that class or series, and if so, the terms and amounts of such sinking fund,

•

the right of the shares of that class or series to the benefit of conditions and restrictions upon the creation of indebtedness of Lazard Ltd or any of its subsidiaries, upon the issue of any additional shares (including additional shares of such class or series or any other class or series) and upon the payment of dividends or the making of other distributions on, and the purchase, redemption or other acquisition by Lazard Ltd or any of its subsidiaries of any issued shares of Lazard Ltd,

•	the liquidation rights and other relative participation, and

•	any optional or other special rights, qualifications, limitations or restrictions of that class or series.

The terms of each class or series of preference shares will be described in any prospectus supplement related to such class or series of preference shares and will contain a discussion of any material Bermuda or material United States federal income tax considerations applicable to the preference shares.

DESCRIPTION OF WARRANTS WE MAY OFFER

The following description of the terms of warrants we may issue sets forth certain general terms and provisions of any warrants to which any prospectus supplement may relate. Particular terms of warrants offered by any prospectus supplement and the extent, if any, to which these general terms and provisions shall apply to any warrants so offered will be described in the prospectus supplement relating to the applicable warrants. The applicable prospectus supplement may also state that any of the terms set forth in this description are inapplicable to such warrants. This description does not purport to be complete.

General

We may issue warrants, including warrants to purchase shares of our common stock and preference shares. Warrants may be issued independently or together with any securities and may be attached to or separate from the securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent.

Debt Warrants

The applicable prospectus supplement will describe the terms of debt warrants offered thereby, the warrant agreement relating to the debt warrants and the certificates representing the debt warrants, including the following:

•	the title of the debt warrants,

•	the aggregate number of debt warrants,

•	the price or prices at which the debt warrants will be issued,

•	the currency or currencies, including composite currencies or currency units, in which the price of the debt warrants may be payable,

•

the designation, aggregate principal amount and terms of the debt securities purchasable upon exercise of the debt warrants, and the procedures and conditions relating to the exercise of the debt warrants,

•	the designation and terms of any related debt securities with which the debt warrants are issued, and the number of the debt warrants issued with each debt security,

•

the currency or currencies, including composite currencies or currency units, in which any principal, premium, if any, or interest on the debt securities purchasable upon exercise of the debt warrants will be payable,

•	the date, if any, on and after which the debt warrants and the related debt securities will be separately transferable,

•

the principal amount of debt securities that may be purchased upon exercise of each debt warrant, and the price at which and the currency or currencies, including composite currencies or currency units, in which the principal amount of debt securities may be purchased upon exercise,

•	the date on which the right to exercise the debt warrants will commence, and the date on which the right will expire,

•	the maximum or minimum number of the debt warrants that may be exercised at any time,

•	if applicable, a discussion of any material Bermuda tax considerations,

•	if applicable, a discussion of any material United States federal income tax considerations, and

•	any other terms of the debt warrants and terms, procedures and limitations relating to the exercise of the debt warrants.

Certificates representing debt warrants will be exchangeable for new certificates representing debt warrants of different denominations, and debt warrants may be exercised at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement. Before the exercise of their debt warrants, holders of debt warrants will not have any of the rights of holders of the debt securities issuable upon exercise and will not be entitled to payment of principal of or any premium or interest on the debt securities issuable upon exercise.

Other Warrants

The applicable prospectus supplement will describe the following terms of any other warrants that we may issue:

•	the title of the warrants,

•	the securities (which may include preference shares or common stock) for which the warrants are exercisable,

•	the price or prices at which the warrants will be issued,

•	the currency or currencies, including composite currencies or currency units, in which the price of the warrants may be payable,

•

if applicable, the designation and terms of the preference shares or common stock with which the warrants are issued, and the number of the warrants issued with each share of preference shares or common stock,

•	if applicable, the date on and after which the warrants and the related preference shares or common stock will be separately transferable,

•	if applicable, a discussion of any material Bermuda tax considerations,

•	if applicable, a discussion of any material United States federal income tax considerations, and

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

Exercise of Warrants

Each warrant will entitle the holder to purchase for cash or other consideration the number of debt securities, preference shares or shares of our common stock at the exercise price as will in each case be described in, or can be determined from, the applicable prospectus supplement relating to the offered warrants. Warrants may be exercised at any time up to the close of business on the expiration date described in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

Warrants may be exercised as described in the applicable prospectus supplement. Upon receipt of payment and the certificate representing the warrant properly completed and duly executed at the corporate trust office of the warrant agent or any other offices indicated in the applicable prospectus supplement, we will, as soon as practicable, forward the securities issuable upon exercise. If less than all of the warrants represented by the certificate are exercised, a new certificate will be issued for the remaining warrants.

DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE

UNITS WE MAY OFFER

The following description of the terms of stock purchase contracts and stock purchase units we may issue sets forth certain general terms and provisions of any stock purchase contracts or stock purchase units to which any prospectus supplement may relate. Particular terms of stock purchase contracts or stock purchase units offered by any prospectus supplement and the extent, if any, to which these general terms and provisions shall apply to any stock purchase contracts or stock purchase units so offered will be described in the prospectus supplement relating to the applicable stock purchase contracts or stock purchase units. The applicable prospectus supplement may also state that any of the terms set forth in this description are inapplicable to such stock purchase contracts or stock purchase units. This description does not purport to be complete.

We may issue stock purchase contracts, including contracts obligating holders to purchase from or sell to us, and obligating us to sell to or purchase from the holders, a specified number of shares of our common stock or preference shares at a future date or dates, which we refer to in this prospectus as “stock purchase contracts.” The price per share of the securities and the number of shares of the securities may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts, and may be subject to adjustment under anti-dilution formulas. The stock purchase contracts may be issued separately or as part of units consisting of a stock purchase contract and debt securities or debt obligations of third parties, including U.S. treasury securities, any other securities described in the applicable prospectus supplement or any combination of the foregoing, securing the holders’ obligations to purchase the securities under the stock purchase contracts, which we refer to herein as “stock purchase units.” The stock purchase contracts may require holders to secure their obligations under the stock purchase contracts in a specified manner. The stock purchase contracts also may require us to make periodic payments to the holders of the stock purchase contracts or the stock purchase units, as the case may be, or vice versa, and those payments may be unsecured or pre-funded on some basis.

The applicable prospectus supplement will describe the terms of any stock purchase contracts or stock purchase units offered thereby and will contain a discussion of any material Bermuda or material U.S. federal income tax considerations applicable to the stock purchase contracts and stock purchase units.

PLAN OF DISTRIBUTION

We may sell our securities, and any selling security holder may sell securities covered by this prospectus, in any one or more of the following ways from time to time:

•	through agents,

•	to or through underwriters,

•	through brokers or dealers,

•	directly by us or any selling security holders to purchasers, including through a specific bidding, auction or other process, or

•	through a combination of any of these methods of sale.

We will identify the specific plan of distribution, including any underwriters, dealers, agents or direct purchasers and their compensation in a prospectus supplement.

LEGAL MATTERS

The validity of the securities will be passed upon for us by Conyers Dill & Pearman, Hamilton, Bermuda with respect to securities governed by Bermuda law, and by Wachtell, Lipton, Rosen & Katz with respect to securities governed by New York law, as applicable, unless otherwise indicated in the applicable prospectus supplement. If the securities are being distributed in an underwritten offering, the validity of the securities will be passed upon for the underwriters by counsel identified in the related prospectus supplement.

EXPERTS

The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document the company files at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549, U.S.A. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Lazard Ltd’s SEC filings are also available to the public from the SEC’s internet site at http://www.sec.gov. Copies of these reports and other information can also be inspected at the offices of the New York Stock Exchange, Inc. 20 Broad Street, New York, New York 10005, U.S.A.

We maintain an Internet site at http://www.lazard.com. Our websites and the information contained on those sites or connected to those sites, are incorporated into this prospectus, and you should not rely on any such information in making your decision whether to purchase our securities.

We are “incorporating by reference” into this prospectus specific documents that we file with the SEC, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus. Information that we file subsequently with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, and any future documents that we file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until the termination of the offerings of all of the securities covered by this prospectus has been completed. This prospectus is part of a registration statement filed with the SEC.

We are “incorporating by reference” into this prospectus the following documents filed with the SEC (excluding any portions of such documents that have been “furnished” but not “filed” for purposes of the Exchange Act):

•	Lazard Ltd’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005;

•	Lazard Ltd’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006;

•	Lazard Ltd’s Proxy Statement on Schedule 14-A, filed on March 31, 2006;

•	Lazard Ltd’s Current Reports on Form 8-K filed on January 26, 2006, March 23, 2006, April 4, 2006, May 17, 2006 and June 20, 2006;

•

Description of the Class A common stock and risk factors related to the offering contained in the final prospectus for Lazard Ltd filed pursuant to Rule 424(b)(3) of the Securities Act on May 6, 2005 with respect to the Registration Statement on Form S-1 (File No. 333-121407); and

•

Description of ESUs and risk factors related to the offering contained in the final prospectus for Lazard Ltd and Lazard Group LLC filed pursuant to Rule 424(b)(3) of the Securities Act on May 6, 2005 with respect to the Registration Statement on Form S-1 (File No. 333-123463).

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, upon written or oral request and without charge, a copy of the documents referred to above that we have incorporated in this prospectus by reference. You can request copies of such documents if you call or write us at the following address or telephone number: Investor Relations, Lazard Ltd, 30 Rockefeller Plaza, New York, New York 10020, (212) 632-6000, or you may visit our website at http://www.lazard.com for copies of any of such documents.

This prospectus, any accompanying prospectus supplement or information incorporated by reference herein or therein, contains summaries of certain agreements that we have filed as exhibits to various SEC filings, as well as certain agreements that we will enter into in connection with the offering of securities covered by any particular accompanying prospectus supplement. The descriptions of these agreements contained in this prospectus, any accompanying prospectus supplement or information incorporated by reference herein or therein do not purport to be complete and are subject to, or qualified in their entirety by reference to, the definitive agreements. Copies of the definitive agreements will be made available without charge to you by making a written or oral request to us.

You should rely only upon the information contained in this prospectus, any prospectus supplement or incorporated by reference in this prospectus or in any prospectus supplement. We have not authorized anyone to provide you with different information. You should not assume that the. information in this document is accurate as of any date other than that on the front cover of this Prospectus.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in any accompanying prospectus supplement, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified and superseded, to constitute a part of this prospectus.

6,442,721 Shares

Lazard Ltd

Class A Common Stock

Goldman, Sachs & Co.

Lazard Capital Markets